FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of February, 2022 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. January - December 2021 Earnings presentation

All. Together. Now 2021 Earnings Presentation

2 Important information Non-IFRS and alternative performance measures This presentation contains, in addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) and derived from our financial statements, alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). These financial measures that qualify as APMs and non-IFRS measures have been calculated with information from Santander Group; however those financial measures are not defined or detailed in the applicable financial reporting framework nor have been audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for our management and investors to compare operating performance between accounting periods, as these measures exclude items outside the ordinary course performance of our business, which are grouped in the “management adjustment” line and are further detailed in Section 3.2 of the Economic and Financial Review in our Directors’ Report included in our Annual Report on Form 20-F for the year ended 31 December 2020. Nonetheless, these APMs and non-IFRS measures should be considered supplemental information to, and are not meant to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. For further details on APMs and Non-IFRS Measures, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2020 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on 26 February 2021, as updated by the Form 6-K filed with the SEC on 14 April 2021 in order to reflect our new organizational and reporting structure, as well as the section “Alternative performance measures” of the annex to the Banco Santander, S.A. (“Santander”) Q4 2021 Financial Report, published as Inside Information on 2 February 2022. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this presentation, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Forward-looking statements Santander advises that this presentation contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. Found throughout this presentation, they include (but are not limited to) statements on our future business development, economic performance and shareholder remuneration policy. However, a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from our expectations. The following important factors, in addition to others discussed elsewhere in this presentation, could affect our future results and could cause materially different outcomes from those anticipated in forward-looking statements: (1) general economic or industry conditions of areas where we have significant operations or investments (such as a worse economic environment; higher volatility in the capital markets; inflation or deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the COVID-19 pandemic in the global economy); (2) exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices); (3) potential losses from early repayments on our loan and investment portfolio, declines in value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the United Kingdom, other European countries, Latin America and the US (5) changes in legislation, regulations, taxes, including regulatory capital and liquidity requirements, especially in view of the UK exit of the European Union and increased regulation in response to financial crisis; (6) our ability to integrate successfully our acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and (7) changes in our access to liquidity and funding on acceptable terms, in particular if resulting from credit spreads shifts or downgrade in credit ratings for the entire group or significant subsidiaries.

3 Important information Numerous factors could affect our future results and could cause those results deviating from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date of this presentation and are informed by the knowledge, information and views available on such date. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise. No offer The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this presentation. No investment activity should be undertaken on the basis of the information contained in this presentation. In making this presentation available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Historical performance is not indicative of future results Statements about historical performance or accretion must not be construed to indicate that future performance, share price or future (including earnings per share) in any future period will necessarily match or exceed those of any prior period. Nothing in this presentation should be taken as a profit forecast. Third Party Information In particular, regarding the data provided by third parties, neither Santander, nor any of its administrators, directors or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Santander assumes no liability for any discrepancy.

1. 2021 Performance 2. Value Creation & Strategic Priorities 3. Financial Targets and Key Takeaways

5 A strong 2021, building on proven track record since 2015 1) Constant EUR 2) Underlying 3) Including acquisition of SCUSA minority interest which closed on 31 January 2022 and the announced acquisition of Amherst Pierpont which is subject to completion, regulatory approval and other conditions 4) Longer term, we aspire to increase total shareholder remuneration beyond 40%, with around 50% through share buybacks and a growing cash dividend, while maintaining a CET1 FL of ~12%. Implementation of shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals 2022 targets Payout 40% (in 2022) (Around 50% through buybacks while growing cash DPS) Growth StrengthProfitability 2015 2021 2015 2021 Customers (mn) Revenue1 (€bn) C/I RoTE2 2015 2021 2015 2021 CET1 FL 2015 2021 121 153 ID19: 42% - 45% ID19: 13% - 15% ID19: 11% - 12% 35.9 46.4 47.6% 46.2% 11.0% 12.7% 10.0% 12.0%3 Revenue Mid-single digit growth1 CET1 FL ~12%RoTE >13% ~45%C/I Shareholder remuneration4 2021

6 Strong operating performance in 2021: €8.7bn of underlying profit 1) Changes in constant euros 2) Underlying RoTE 3) Including acquisition of SCUSA minority interest which closed on 31 January 2022 and the announced acquisition of Amherst Pierpont which is subject to completion, regulatory approval and other conditions 4) Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months 5) TNAV per share + cash DPS of €7.6 cents paid in calendar year 2021 Total customers Total revenue1 RoTE2 Efficiency ratio CET1 FL3 Cost of credit4 Growth Profitability Strength 2021 (vs. 2020) (+5mn) (+7%) (+529bps) (-86bps) (+7bps) (-51bps) 153mn €46.4bn 12.7% 46.2% 12.0% 0.8% +11% TNAVps + cash DPS5

7 All-time record underlying profit before tax… 1) 2021: restructuring costs (net of tax). 2020: adjustments to the valuation of goodwill & deferred tax assets and other 2) Changes in constant euros Underlying PBT +21%2 above 2019 12.7 9.3 15.3 2019 2020 2021 Constant EUR bn EUR bn 14.9 EUR million 2021 2020 Euros NII 33,370 31,994 4 7 Net fee income 10,502 10,015 5 8 Trading and other income 2,532 2,591 -2 0 Total revenue 46,404 44,600 4 7 Operating expenses -21,415 -20,967 2 4 Net operating income 24,989 23,633 6 9 LLPs -7,436 -12,173 -39 -37 Other results -2,293 -1,786 28 31 Underlying PBT 15,260 9,674 58 65 Underlying att. profit 8,654 5,081 70 78 Net capital gains and provisions¹ -530 -13,852 -96 -96 Attributable profit 8,124 -8,771 — — % change Constant euros 9.7 15.3

… reflecting strong business momentum

Total revenue

Constant EUR bn



+7%
43.3
43.4
46.4
2019
2020
2021

Activity recovery

2021 vs. 2020 in constant EUR

+4% Loans

+6% Deposits

+13% Mutual funds

Growing in higher return and value-added services & products

2021 vs. 2020

+38% PoS turnover

+26% Cards turnover

+2mn New BNPL customers (DCB)

+8% WM&I (AuM)

+12% Insurance premiums[1]

+16% DCM+ECM M&A fees

Santander

Note: Loans and advances to customers excluding reverse repos. Customer deposits excluding repos. Mutual funds: marketed mutual funds
1) Gross written protection insurance premiums

8

9 Geographical and business diversification delivers growth and profitability 1) YoY changes in constant euros 2) Adjusted RoTE’s: adjusted based on deployed Group’s Capital calculated as contribution of RWA’s at 12%. Using tangible equity, Europe: 7.4%, North America: 13.1%, South America: 20.3%, Digital Consumer Bank: 14.0% 3) Underlying RoTE 4) Gross loans and advances to customers excluding reverse repos 5) Underlying Contribution as a % of operating areas and excluding the Corporate Centre 2021 (vs. 2020) Total customers +3% YoY Revenue1 +7% YoY RoTE2 +529bps YoY3 % of Group’s customer loans4 % of Group’s underlying profit5 Europe 46mn €16.3bn 9.9% 60% 28% North America 24mn €11.0bn 24.6% 14% 29% South America 63mn €15.4bn 26.0% 14% 31% Digital Consumer Bank 19mn €5.3bn 14.8% 12% 12%

Delivering on our ESG commitments, supporting our customers' green transition and financially empowering more people

Supporting the green transition

€61bn
Green finance since 2019[1]

>200%
YoY green finance in retail[2]

€27bn
AuM in Sustainable funds

#1
Financial advisor in Project Finance renewables[3]

Building a more inclusive society

7.4mn
People financially empowered since 2019

>€500mn
Credit allocated to microfinance in 2021

1.4mn
Microentrepreneurs supported since 2019

8
Countries with microfinance initiatives underway

With a talented and diverse team

6
Geographies where we are Top 10 company to work for

26%
Women in senior leadership positions

ESG
Metrics included in executives' incentives

#1
Bank in Bloomberg Gender Equality Index

1) Only SCIB global business
2) All segments excluding SCIB and WM&I
3) Banco Santander SA emerged as the top financial adviser for renewable energy project financing in 2021, with a total deal credit of $10.3 billion and a market share of 28%, according to Bloomberg NEF's 2H 2021 Clean Energy League Tables

Santander
10

11 Strong performance and increase in CET1 ratio generated shareholder value 2021 shareholder remuneration policy TNAVps 40% payout Cash DPS €4.12 +€0.33 YoY €7.6 Cents 2021 shareholder value creation +11%1 1) TNAV per share + cash DPS of €7.6 cents paid in calendar year 2021

12 OPERATIONAL RESULTS Note: quarterly and annual income statement can be found in the appendix

13 All-time record underlying profit before tax 1) 2021: restructuring costs (net of tax). 2020: adjustments to the valuation of goodwill & deferred tax assets and other 2) Changes in constant euros Underlying PBT +21%2 above 2019 12.7 9.3 15.3 2019 2020 2021 Constant EUR bn EUR bn 14.9 EUR million 2021 2020 Euros NII 33,370 31,994 4 7 Net fee income 10,502 10,015 5 8 Trading and other income 2,532 2,591 -2 0 Total revenue 46,404 44,600 4 7 Operating expenses -21,415 -20,967 2 4 Net operating income 24,989 23,633 6 9 LLPs -7,436 -12,173 -39 -37 Other results -2,293 -1,786 28 31 Underlying PBT 15,260 9,674 58 65 Underlying att. profit 8,654 5,081 70 78 Net capital gains and provisions¹ -530 -13,852 -96 -96 Attributable profit 8,124 -8,771 — — % change Constant euros 9.7 15.3

14 Improving performance QoQ in the main P&L lines, notably revenue… 1) Gains on financial transactions + other income 3.5 3.0 2.6 2.7 2.0 1.8 2.2 1.5 Q1'20 Q2 Q3 Q4 Q1'21 Q2 Q3 Q4 5.2 5.0 5.1 5.3 5.2 5.3 5.4 5.6 Costs LLPs 10.2 9.7 10.3 10.7 10.6 10.9 11.0 11.4 0.2 1.5 1.7 1.4 2.2 2.1 2.1 2.3 Q1'20 Q2 Q3 Q4 Q1'21 Q2 Q3 Q4 NII + Net fee income 0.5 0.7 0.9 0.5 0.9 0.4 0.8 0.4Other income1 Constant EUR bn +7% FY21/20 Underlying attributable profit Total revenue Q4 charges DGF & Bank Levy (-€285mn after tax) +4% FY21/20 -37% FY21/20 Constant EUR bn

15 … while we continue to make structural changes to our operating model, driving sustainable efficiencies 1) Changes in constant euros 2) South America excluding Argentina: +3.9%, -3.5% in real terms 3) Excluding the impact from average inflation +4.1% -1.9% in real terms3Total Group Efficiency ratio Total costs (2021 vs. 2020)1 47.0% 47.0% 46.2% 2019 2020 2021 -0.8 pp Europe North America South America2 Digital Consumer Bank DCB -0.2% +8.1% +8.4% +2.6% -3.1% +3.1% -5.3% 0.0% Cost by region Improvement YoY mainly driven by Europe (from 56.4% to 51.0%)

16 2019 2020 2021 Cost of credit 1.00% 1.28% 0.77% NPL ratio 3.32% 3.21% 3.16% Coverage ratio 68% 76% 71% Strong credit quality allowed us to release c. €750mn of overlay provisions Loan-loss provisions Constant EUR bn 8.0 11.8 7.4 2019 2020 2021 -37% Credit quality indicators

17 Organic generation in Q4 drove increase in the FL CET1 ratio to 12%, including impact of announced corporate transactions pending completion at year end 1) Minority interests Mexico (-0.05 pp) 2) Including acquisition of SCUSA minority interest (-0.08 pp) which closed on 31 January 2022 and the announced acquisition of Amherst Pierpont (-0.08 pp) which is subject to completion, regulatory approval and other conditions Fully-loaded CET1 ratio quarterly evolution % Phased-in CET1 ratio 12.26 12.51 12.35 1 2 12.12 11.96 -0.02 -0.09 -0.04 -0.16 11.85 +0.42 Sep-21 Organic generation Regulatory & Models Markets & others Corporate transactions Dec-21 Operations announced Dec-21 Proforma

18 2021 Highlights 2021 Key data1 Foundations laid for One Europe business transformation: • Top 3 NPS in all markets supported by improved digital capabilities, e.g. OneApp • Structurally reducing cost to serve Growth in volumes & market shares (mainly individuals) Profit doubled supported by net operating income +24%, (revenue +11%; costs -0.2%) and lower LLPs (-32%) Europe 1) 2021 data and YoY changes (underlying profit, loans and funds in constant euros) 2) Adjusted RoTE’s: adjusted based on deployed Group’s Capital calculated as contribution of RWA’s at 12%. Using tangible equity, RoTE is 7.4% (+3.8pp) Loans €576bn +3% Customer funds Efficiency 51.0% -5.4pp CoR 0.39% -19bps Profit RoTE2 +5.4pp €712bn +6% €3.0bn +110% 9.9%

19 1) 2021 data and YoY changes (underlying profit, loans and funds). UK changes in constant euros 2) Adjusted RoTE’s: adjusted based on deployed Group’s Capital calculated as contribution of RWA’s at 12%. Using tangible equity, RoTE is 6.3% (+3.0pp) for Spain and 11.7% (+8.7pp) for the UK 3) Negative cost of credit indicates releases Spain Improved competitive positioning reflected in NPS and market shares in new lending to individuals Net operating income +15% (revenue +3%; costs -7%). Cost of credit declined (46bp reduction in NPL ratio) Solid business dynamics: record net mortgage lending (€9bn; +70% YoY) Four-fold profit increase driven by 22% growth in NII, cost reductions (-1%) and LLP releases UK Europe 2021 Key data1 Loans €202bn +0.4% Customer funds €345bn +8% Efficiency 47.7% -5.5pp CoR 0.92% -9bps Profit €1.0bn +85% RoTE2 7.3% +3.8pp 2021 Key data1 Loans €248bn +0.5% Customer funds €238bn 0% Efficiency 53.3% -10.5pp CoR3 -0.09% -36bps Profit €1.6bn +288% RoTE2 18.2% +13.7pp

20 North America 1) 2021 data and YoY changes (underlying profit, loans and funds in constant euros). Efficiency and YoY changes in total revenue and customer loans excluding Bluestem and Puerto Rico disposals 2) Adjusted RoTE’s: adjusted based on deployed Group’s Capital calculated as contribution of RWA’s at 12%. Using tangible equity, RoTE is 13.1% (+6.2pp) Improved competitive positioning, increased connectivity and business simplification Volumes up driven by retail, CIB and WM&I Revenue +5%: deposit price management, leasing results and strong fees 68% LLP reduction while costs impacted by inflation and investments in digitalization 2021 Highlights 2021 Key data1 Loans €134bn +4% Customer funds Efficiency 45.6% +1.8pp CoR 0.93% -199bps Profit RoTE2 +13.8pp €137bn +9% €3.1bn +109% 24.6%

North America

US

Excellent 2021 performance, continuing business transformation

Profit tripled due to +11% in revenue (volumes and deposit repricing) and cost of credit at historic lows

2021 Key data[1]

Metric	YoY	2021
Loans	+3%	€100bn
Efficiency	-0.1pp	43.9%
Profit	+230%	€2.3bn
Customer funds	+10%	€92bn
CoR	-243bps	0.43%
RoTE[2]	+17.6pp	24.5%

Mexico

Investments in customer experience and innovative products reflected in **customers (+0.7mn)** and **market share gains**

Profit driven by acceleration in lending and **customer activity** (fees +6%) and **lower LLPs** (-21%)

2021 Key data[1]

Metric	YoY	2021
Loans	+8%	€34bn
Efficiency	+3.4pp	45.9%
Profit	+8%	€835mn
Customer funds	+6%	€45bn
CoR	-59bps	2.44%
RoTE[2]	+4.9pp	28.8%

Santander

1) 2021 data and YoY changes (underlying profit, loans and funds in constant euros). US efficiency and YoY changes in total revenue and customer loans excluding Bluestem and Puerto Rico disposals
2) Adjusted RoTE's: adjusted based on deployed Group's Capital calculated as contribution of RWA's at 12%. Using tangible equity, RoTE is 13.6% (+9.0pp) for the US and 13.9% (-0.5pp) for Mexico

21

221) 2021 data and YoY changes (underlying profit, loans and funds in constant euros) 2) Adjusted RoTE’s: adjusted based on deployed Group’s Capital calculated as contribution of RWA’s at 12%. Using tangible equity, RoTE is 20.3% (+2.6pp) Strong growth in customer base (+5.8mn) and expansion across segments Double-digit volume growth in individuals, consumer and wealth management Top 3 NPS in 4 countries (#1 in Brazil and Chile) Higher profitability with solid performance across main P&L lines (revenue +12%; costs +8%; LLPs -10%) South America 2021 Highlights 2021 Key data1 Loans €129bn +12% Customer funds Efficiency 35.0% -1.0pp CoR 2.60% -72bps Profit RoTE2 +3.9pp €162bn +9% €3.3bn +24% 26.0%

231) 2021 data and YoY changes (underlying profit, loans and funds in constant euros) 2) Adjusted RoTE’s: adjusted based on deployed Group’s Capital calculated as contribution of RWA’s at 12%. Using tangible equity, RoTE is 21.5% (+2.3pp) for Brazil and 19.3% (+6.1pp) for Chile Brazil Record customer attraction (+5.1mn) and strong growth in mortgages, SMEs, cards and auto Improved profitability: customer revenue (+11%), record annual efficiency (flat costs) and lower cost of credit Strong customer growth (+0.5mn) driven by Santander Life, Superdigital and the launch of Getnet Profit up due to double-digit growth in customer revenue, and a sharp decline in LLPs (-43%). Costs rose 4% Chile 2021 Key data1 Loans €77bn +13% Customer funds €105bn +4% Efficiency 29.7% -2.9pp CoR 3.73% -62bps Profit €2.3bn +21% RoTE2 27.5% +3.4pp 2021 Key data1 Loans €39bn +6% Customer funds €38bn +11% Efficiency 38.4% -1.4pp CoR 0.85% -66bps Profit €637mn +47% RoTE2 24.7% +8.2pp South America

DCB

Digital Consumer Bank

2021 Highlights

Profit & profitability increased: revenue +3% (greater activity, low funding costs) and even lower cost of credit

Reinforced **auto leadership position** with strategic alliances, leasing & subscriptions

€47bn of new business lending (+10%)

Launched BNPL in Germany: 2mn new customers in FY'21

Openbank reached 1.7mn customers (+80% YoY growth outside Spain) and 4.5 products per customer, achieving the highest NPS among Spanish banks[3].

2021 Key data[1]

Metric	YoY change	Value
Loans	-1%	€117bn
Customer funds	+10%	€58bn
Efficiency	0.0pp	45.0%
CoR	-38bps	0.46%
Profit	+16%	€1.3bn
RoTE[2]	+2.5pp	14.8%

1) 2021 data and YoY changes (underlying profit, loans and funds in constant euros)
2) Adjusted RoTE's: adjusted based on deployed Group's Capital calculated as contribution of RWA's at 12%. Using tangible equity, RoTE is 14.0% (+2.3pp)
3) According to Accenture's Customer Experience Report Dec'21

Santander

24

Global businesses

SCIB

Corporate & Investment Banking

Top 3 in LatAm & Europe in renewable project finance[2]

Strong underlying profit growth YoY on revenue strength and sharp LLPs reduction

2021 Key data[1]

Revenue +10%	Fee income +16%
€5.7bn	€1.8bn
Profit +26%	**RoTE +2.5pp**
€2.2bn	18.1%

WM&I

Wealth Management & Insurance

Double-digit growth driven by product innovation (incl. ESG focus) and significant growth in digital channels

Top **Private Banking** player in key countries, asset mix improvement in **SAM** and **Insurance** digital sales x2

2021 Key data[1]

AUM's +8%	Commercial activity	Fee contribution
€399bn	€20bn Flows PB+SAM; +12% Insurance premiums[3]	€3.4bn +12%; 32% Of Group total fees
Profit +13%	**Contrib. to Group's profit[4] +12%**	**RoTE +5.6pp**
€907mn	€2.3bn	59.7%

1) 2021 data and YoY changes (underlying profit, revenue lines and commercial activity in constant euros)
2) Dealogic league tables as of Q4'21
3) Non-credit related protection business
4) Including fees generated by asset management and insurance transferred to the commercial network

Santander

25

26 1) Constant EUR mn and YoY changes in constant euros 2) One Trade onboarded customers 3) TPV: Total Payment Volume 4) Changes in constant euros (estimated fiscal year from May’21-April’22 vs May’20-April’21). Management accounting data International Trade Group Payments Merchant acquiring Revenue1: +47% YoY to €495mn in 2021 68 123 142 161 Q1'21 Q2 Q3 Q4'21 2021 9bn payments Number of trx ~€12trn value Value of trx 2021 6 TPV 3 +50%YoY €116bn SAN banks w/Getnet 1.2mn Total active merchants Spain mks +2pp 14% 2021 Performance QoQ Brazil TPV 3 mks ~+50bp >15% Brazil ecommerce mks +6pp 33% 8 SAN banks w/One Trade >8k One Trade active SMEs and Corporates2 +30% Ebury revenue growth4 Continued to build a common tech backbone for the payments of all our banks and open market

1. 2021 Performance 2. Value Creation & Strategic Priorities 3. Financial Targets and Key Takeaways

28 Delivering today while building the Santander of tomorrow To be the best open financial services platform, by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities Our aim Everything we do should be Simple, Personal and Fair To help people and businesses prosper Our howOur purpose

29 Resilient business model leverages the Group’s diversification and scale to deliver more predictable results Diversification 1) Underlying Contribution as a % of operating areas and excluding the Corporate Centre 2) In constant € 3) Customer Satisfaction internal benchmark of individual customers' satisfaction audited by Stiga / Deloitte Scale Customer Focus Top 3 in NPS3 in 8 out of 9 markets Scaling from 1 to 6 countries 2019 vs 2021 9% 2019 vs 2021 revenue growth2 SCIB WM&I 2019 vs 2021 revenue growth2 % of Group’s underlying profit1 2019 2021 Europe 34% 28% North America (o/w US) 16% (7%) 29% (22%) South America 37% 31% Digital Consumer Bank 13% 12% ~25% ~12%

30 Improving customer service and increasing connectivity Investing in Tech… … and building common solutions 76% Digital transactions of our core banks (vs 55% in 2019) €2bn/ year Tech investment to transform the business… … help customers transact online  PagoNxt: common tech backbone for payments of Santander customers and open market  One Santander: Regional Consumer Finance platform in South America Common App and Regional Business Owners in Europe T&O shared services in North America Global Financial Crime & Compliance solutions  Digital Consumer Bank: re-platform auto, consumer and retail 54% Digital sales / Total sales (vs 36% in 2019)

31 Risk adjusted new credit production Disciplined capital allocation strategy to drive profitability improvement & maximize shareholder returns… 1) 2019-21 average 2) 2021 vs. 2020 in constant EUR 2021 Capital accretive growth Risk adjusted new credit production Granular profitability mgmt. RWA’s growth below loan growth2 Front book RoRWA % of RWA’s with RoRWA < CoE 2022E Maximize shareholder returns RoTE >13% Capital generation... CET1FL ~12% ... to keep 1.8% 1 30% RWA’s < loans +1% +4% RWA’s growth 2.2% ~20% low-single digit <

32 … leads to even greater shareholder value creation going forward Disciplined capital allocation will improve profitability leading to strong shareholder value creation To deliver TNAVps growth… …making share buybacks a meaningful remuneration tool while growing cash dividend Note: 40% target in 2022. Longer term, we aspire to increase total shareholder remuneration beyond 40%, with around 50% through share buybacks and a growing cash dividend, while maintaining a CET1 FL of ~12%. Implementation of shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals

33 ONE SANTANDER PAGONXT DIGITAL CONSUMER BANK

34 ONE SANTANDER PAGONXT DIGITAL CONSUMER BANK

35 One Europe, structural change delivering sustainable profitability 1) CIB and Rest of Europe expected to account for 15% of RWAs 2) Adjusted RoTE’s: adjusted based on deployed Group’s Capital calculated as contribution of RWA’s at 12% 3) RoTE for the four countries (Spain, UK, Portugal and Poland) Strategic focus  Profitable growth from individual customers  SMEs value proposition leveraging PagoNxt  Disciplined capital allocation; growing SCIB & WM&I  Common operating model to drive €1bn run-rate savings by end 2022  Cost of credit normalization 2022 Region Targets 2022 Targets RoTE2 (%) RWA’s Allocation1 C/I (%) Spain >11% 45% ~45% UK >13% 25% ~52% Portugal ~19% 5% ~42% Poland ~14% 10% ~39% ~50% C/I >12% RoTE2 3

North America: stronger synergies increasing profitability

Strategic focus

- Positioned to deliver **above cost of capital returns across core businesses**
  - **Refocusing US on** our market leading **consumer franchise**
  - **Simplifying: disciplined capital allocation.** Exit home lending / Review certain C&I segments
  - **Synergies from 21' strategic investments** (Amherst Pierpont / SCUSA minority interests)[2]
- Increase in 8 pp digital transactions from 47% to 55%; digital sales from 62% to 70% by greater **customer focus & tech investment**

2022 Targets

	RoTE[1] (%)	RWA's Allocation	C/I (%)
US	~19%	74%	~43%
Mexico	~29%	26%	~43%

2022 Region Targets

~20% RoTE[1]

~44% C/I

1) Adjusted RoTE's: adjusted based on deployed Group's Capital calculated as contribution of RWA's at 12%
2) Acquisition of SCUSA minority interest closed on 31 January 2022. Announced acquisition of Amherst Pierpont, subject to completion, regulatory approval and other conditions

Santander 36

Core businesses will generate through-the-cycle >15% RoTE[1]

Strategic focus	
Consumer	Market-leading consumer finance franchise funded by attractive consumer deposits
Commercial	Top 10 CRE and Multifamily lender
CIB	Global hub for capital markets and investment banking
Wealth Management	Leading brand in Latam HNW leveraging connectivity with Group

2022 US Targets

~19%
RoTE[1]

~43%
Efficiency ratio

1) Adjusted RoTE's: adjusted based on deployed Group's Capital calculated as contribution of RWA's at 12%

Santander 37

South America: high profitability with structural growth

Strategic focus

- Double-digit **growth on Retail** segments
- **Leading regional Consumer Finance**
- Accelerate **connectivity in Corporate and SCIB** segments
- Proven **risk management capabilities** able to control cost of credit
- Fee businesses and transactional services on the back of **Group's payments platforms** will drive "recurrence" growth from our current 70% to ~80%

2022 Targets

	RoTE[1] (%)	RWA's Allocation	C/I (%)
Brazil	>26%	70%	~30%
Chile	>27%	20%	<40%
Rest of South America	>20%	~10%	~40%

2022 Region Targets

~25% RoTE[1]

~35% C/I

1) Adjusted RoTE's: adjusted based on deployed Group's Capital calculated as contribution of RWA's at 12%

Santander 38

39 ONE SANTANDER PAGONXT DIGITAL CONSUMER BANK

40 Our global payments platform for our customers and open market targeting 50% revenue growth in 2022 And following additional targets: Payments 26mn Customers >30% Total Group Payments Merchant Acquiring International Trade >70% Total Group acquiring TPV €147bn Total Payments Volume 1.6mn Active merchants 8 Countries 16k Active SMEs & Corp. customers >30% Total Group Int. payments >35% CAGR Revenue >25% CAGR Customers >3bn Total Payments Volume Launch of open market activity 5-10 contracts signed open market merchants>20% 100% open market customers

41 ONE SANTANDER PAGONXT DIGITAL CONSUMER BANK

42 Our Digital Consumer Bank: strong momentum in 2021 & continued progress in 2022 with the following targets Double digit customer growth >15% RoTE1 ~44% Efficiency ratio Largest full service global digital bank 5 Countries Low-cost funding for loan growth Fast Launch of online solutions Auto/mobility >25% Leasing New Origination X2 Digital sales Auto loan and leasing business serving OEMs and dealers; will reach 6.8mn customers Consumer financing Will serve more than 85k offline and e-commerce merchants Will serve 1.9mn customers >10% Total auto new origination 1) Adjusted RoTE’s: adjusted based on deployed Group’s Capital calculated as contribution of RWA’s at 12% Consumer loans origination Robo-advisor Customer assets Buy Now Pay Later Double digit growth Double digit growth

1. 2021 Performance 2. Value Creation & Strategic Priorities 3. Financial Targets and Key Takeaways

On track to reach our 2019 ID commitments in 2022

	2019 ID medium-term targets	2021	Our 2022 targets
C/I ratio	42-45%	46.2%	~45% Mid-single digit Revenue growth[4] €1bn efficiencies in Europe
RoTE	13-15%	12.7%[1]	>13%
CET1 FL	11-12%	12.0%[2]	~12%
Payout	40-50%	~40%[3]	40%[5]

1) Underlying
2) Including acquisition of SCUSA minority interest which closed on 31 January 2022 and the announced acquisition of Amherst Pierpont which is subject to completion, regulatory approval and other conditions
3) The board of directors approved the payment of the interim cash dividend against 2021 results which took place in November and the repurchase program, which commenced on 6 October 2021 and concluded on 25 November. The implementation of the remainder of the shareholder remuneration policy for 2021 is subject to future corporate and regulatory decisions and approvals
4) Constant EUR
5) Longer term, we aspire to increase total shareholder remuneration beyond 40%, with around 50% through share buybacks and a growing cash dividend, while maintaining a CET1 FL of ~12%. Implementation of shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals

Santander
44

45 Advancing towards our ESG commitments Note: non-audited info 1) Since 2019 30% Women in senior leadership positions by 2025 10mn Financially empowered individuals by 2025 2021 Our targets 7.4mn Financially Empowered individuals 26% Women in senior leadership positions Supporting the green transition1 €61bn Green finance raised & facilitated Building a more inclusive society1 With a talented and diverse team €120bn by 2025 Green finance raised & facilitated Thermal coal exposure to 0 & aligning power generation portfolio to Paris by 2030 Carbon neutral in own operations Net Zero by 2050 Leaders in renewable PF

46 Medium-term Group targets Investor Day 2023 ~15% RoTE ~40% Efficiency ~12% CET1 FL

Our purpose is to help people and businesses prosper. Our culture is based on believing that everything we do should be: Thank You.

48 Appendix

49 Appendix Other countries and Corporate Centre Balance sheet and capital management Yield on loans and cost of deposits Responsible banking NPL and coverage ratios and cost of credit Quarterly income statements Glossary

Europe

Portugal

Setting foundations to **outperform market leadership:** strong growth in new lending to individuals and WM&I

Net operating income growth, supported by 5% cost reduction, and the **sharp LLP drop** boosted profitability

2021 Key data[1]

Loans +3%	Efficiency -3.6pp	Profit +42%
€40bn	42.0%	€482mn
Customer funds +8%	CoR -41bps	RoTE[2] +9.2pp
€47bn	0.09%	24.4%

Poland

Strong growth in volumes and revenue. Latest interest rate hikes should support revenue growth

Net operating income after LLPs +43% (fees +18%, LLPs -38%), offset by CHF mortgage related charges

2021 Key data[1]

Loans +6%	Efficiency -1.0pp	Profit +2%
€31bn	40.2%	€161mn
Customer funds +10%	CoR -42bps	RoTE[2] +0.2pp
€42bn	0.67%	7.8%

Santander

1) 2021 data and YoY changes (loans, funds and profit in constant euros). Poland changes in constant euros
2) Adjusted RoTEs: adjusted based on deployed Group's Capital calculated as contribution of RWAS at 12%. Using tangible equity, RoTE is 11.9% (+3.1pp) for Portugal and 5.0% (0.0pp) for Poland

50

South America

Argentina

Business diversification: agro-branches, Superdigital, Getnet, alliances in consumer and further digitalization

Loan growth boosted by individuals and corporates. **Profit up** due to higher revenue (+39%) and lower LLPs

2021 Key data[1]

Loans +40%	Efficiency +1.8pp	Profit +73%
€5bn	57.8%	€274mn
Customer funds +52%	CoR -292bps	RoTE[2] +8.5pp
€12bn	3.01%	34.8%

Uruguay and Andean region

High profitability supported by strong customer loyalty, leading to greater transactionality and digitalization

Peru and Colombia boosted by higher customer revenue while **Uruguay** impacted by lower interest rates

2021 Key data[1]

Uruguay	Peru	Colombia
Profit -12%	Profit +36%	Profit +34%
€110mn	€63mn	€25mn
RoTE[1] -5.1pp	RoTE[1] +3.4pp	RoTE[2] +2.8pp
29.9%	22.8%	11.8%

1) 2021 data and YoY changes (loans, funds and profit in constant euros)
2) Adjusted RoTEs: adjusted based on deployed Group's Capital calculated as contribution of RWAS at 12%. Using tangible equity, RoTE is 27.4% (+1.2pp) for Argentina, 22.3% (-5.3pp) for Uruguay, 25.3% (+3.4pp) for Peru and 16.4% (+2.8pp) for Colombia

Santander

51

52 2021 Highlights Income statement Lower revenue affected by the positive impact of FX hedging in 2020 Significantly lower provisions due to charges in 2020 for certain holdings whose valuation was affected by the crisis (*) EUR mn Corporate Centre P&L* 2021 2020 NII -1,390 -1,374 Gains/Losses on financial transactions -140 287 Operating expenses -346 -329 LLPs and other provisions -345 -443 Tax and minority interests 240 69 Underlying att. profit -2,037 -1,844

53 Appendix Other countries and Corporate Centre Balance sheet and capital management Yield on loans and cost of deposits Responsible banking NPL and coverage ratios and cost of credit Quarterly income statements Glossary

54 Well-funded, diversified, prudent and highly liquid balance sheet (large % contribution from customer deposits), reflected in solid liquidity ratios Dec-21 Sep-21 Spain2 151% 165% UK2 168% 147% Portugal 138% 132% Poland 197% 185% US 150% 163% Mexico 184% 180% Brazil 141% 140% Chile 148% 171% Argentina 252% 235% SCF 319% 395% Group 164% 166% 125% 136% 125% 153% 127% 135% Sep-21 118% 114% 111% 122% 178% ST Funding Securitizations and others Equity and other liabilities Loans and advances to customers Financial assets Fixed assets & other Customer deposits M/LT debt issuances Note: Liquidity balance sheet for management purposes (net of trading derivatives and interbank balances) (1) Provisional data (2) Spain: Parent bank, UK: Ring-fenced bank (3) 12 month average, provisional data Liquidity Balance Sheet EUR bn, Dec-21 EUR bn, Dec-21 HQLAs3 Liquidity Coverage Ratio (LCR) Net Stable Funding Ratio (NSFR) HQLAs Level 1 272.7 HQLAs Level 2 9.1  Level 2A 3.1  Level 2B 6.1 1 82 123 236 27 973 174 48 918 1,291 1,291 Assets Liabilities

55 Conservative and decentralized liquidity and funding model EUR 29 bn1 issued in public markets in 2021 EUR bn, Dec-21 Very manageable maturity profile EUR bn, Dec-21 Covered Bonds Senior Non- Preferred Senior Note: preference shares also includes other AT1 instruments. Other  Other includes issuances in Brazil, Chile, Argentina and Mexico (1) Data includes public issuances from all units with period-average exchange rates. Excludes securitisations. (2) Includes Banco Santander S.A. and Santander International Products PLC. Average exchange rates 2022 2023 2024 2025 2026 6.8 3.4 7.8 3.6 3.9 16.4 10.6 7.3 12.9 7.5 4.5 10.3 4.4 10.9 4.3 6.6 7.1 18.3 0.2 0.7 - 3.6 2.5 20.2 Spain UK DCB Chile USA Other >2026 0.2 12.2 11.3 2.6 2.7 4.6 8.0 1.8 2.2 1.2 3.7 0.9 0.3 0.2 3.3 Covered bonds Senior Senior non- preferred Preference shares Sub debt

56 Interest rate risk hedging SCF, 6% Spain, 3% UK, 6% Poland, 17% Portugal, 2% USA, 17% Mexico, 13% Brazil, 20% Chile, 12% Other S.Am., 3% ALCO portfolios reflect our geographic diversificationMostly positive interest rate sensitivity Net interest income sensitivity* to a +/-100 bp parallel shift EUR mn, Nov-21 Distribution of ALCO portfolios by country %, Dec-21 1 2 3 +100 bps -100 bps +845 +412 +206 -33 -606 -576 -102 +33 EUR 87 bn o/w HTC&S EUR 70 bn (1) Parent bank (2) Ring-fenced bank (3) SBNA. SC USA has positive sensitivity under a -100 bp shift scenario *NOTE. Different criteria vs. Q4’20 presentation: -100 bps sensitivities affected by removal of management floors.

2021 Issuances against funding plan

Execution of 2021 funding plan

EUR bn, Dec-21

	Snr Non-Preferred + Snr		Hybrids		Covered Bonds		TOTAL	
	Plan	Issued	Plan	Issued	Plan	Issued	Plan	Issued
Santander S.A	8-10	9.6 [1]	2-3	4.9 [2]	-	-	10-13	14.5
SCF	3-4	2.2	-	-	0-1	-	3-5	2.2
UK	2.5-3.5	3.5	-	-	-	-	2.5-3.5	3.5
SHUSA	3-4	0.3	-	-	-	-	3-4	0.3
Other [3]	2.5-3.5	3.7	0-0.5	0.9	-	0.2	2.5-4	4.7
TOTAL[3]	**19-25**	**19.2**	**2-3.5**	**5.8**	**0-1**	**0.2**	**21-29.5**	**25.1**

Banco Santander S.A.'s 2021 funding plan contemplates the following:

- The Financial Plan focused on covering TLAC/MREL requirements, with no secured issuances, to:
  - continue building up TLAC/MREL buffers.
  - pre-finance senior non-preferred / senior preferred transactions which lose TLAC eligibility due to entering in the <1 year window.
  - cover the increase in estimated RWAs which are the base of both requirements.

Santander

Note: Issuance plan subject to, amongst other considerations, market conditions and regulatory requirements. Other secured issuances (for example ABS, RMBS, etc.) are not considered in the table above. (1) Excludes EUR 2.1 bn of senior non-preferred issued Q4'21 as pre-funding for 2022. (2) Includes two T2 instruments issued in Q4'20 as pre-funding for 2021, totalling EUR 2.3 bn but excludes EUR 1.8 bn of sub debt issued in Q4'21 as pre-funding for 2022. Includes EUR 2.6 bn of AT1 issued in 2021, which was not within the scope of the funding plan. (3) Santander International Products, Plc. is not included in the table: in FY'21 issued EUR 0.9 bn of Senior Unsecured.

57

Santander's capital levels, both phased-in and fully loaded, exceed minimum regulatory requirements

SREP capital requirements and MDA*



Dec-21
13.01%
T2
2.38%
AT1
1.78%
G-SIB buffer
1.00%
CCoB
2.50%
Pillar 2 R
0.84%
Pillar 1
4.50%
+380 bps
+365 bps
CCyB, 0.01% 1
16.81%
2.57%
T2
1.73%
AT1
12.51%
CET1
Regulatory Requirement 2021
Group ratios Dec-21

- Following regulatory changes in response to the covid-19 crisis, the **minimum CET1** to be maintained by the Group is **8.86%** (was 9.69% pre-changes)
- As of Dec-21, the distance to the MDA is 360 bps[2] and the CET1 management buffer is 365 bps

Assumed capital requirements (fully-loaded)**



Dec-21
13.01%
+340 bps
T2
2.38%
AT1
1.78%
G-SIB buffer
1.00%
CCoB
2.50%
0.84%
Pillar 2 R
Pillar 1
4.50%
+326 bps
CCyB, 0.01%
16.41%
2.62%
1.67%
12.12%
>15%
2.00%
T2
1.50%
AT1
11-12%
CET1
Assumed regulatory requirement 2021
Group ratios Dec-21
Medium-term target ratios

- AT1 and T2 ratios are planned to be above 1.5% and 2% of RWAs respectively

* The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Regulation on Capital Requirements (CRR) and subsequent amendments introduced by Regulation 2020/873 of the European Union. Additionally, the Tier 1 and total phased-in capital ratios include the transitory treatment according to chapter 2, title 1, part 10 of the aforementioned CRR.

** fully loaded CRR and fully loaded IFRS 9.

(1) Countercyclical buffer.

(2) MDA trigger = 3.65% - 0.05% = 3.60% (5 bps of AT1 shortfall is covered with CET1).

Santander 58

59 TLAC/MREL for the Resolution Group headed by Banco Santander, S.A. Note: Figures applying the IFRS 9 transitional arrangements and CRR transitional arrangements 1. TLAC RWAs are €291.6bn and leverage exposure is €662.6bn. MREL RWAs are €371.3bn and leverage exposure is €711.1bn 2. TLAC requirement will increase from 16% to 18% in terms of RWAs and from 6% to 6.75% in terms of leverage exposure from Jan-22. An extra 1% allowance for senior preferred can be used up to 3.5%. Santander can fully use that allowance 3. MREL Requirement based on RWAs from Jan-24: 31.89% + Combined Buffer Requirement (CBR) 4. CBR for MREL is applied to the RWAs post-MPE Add-on TLAC Dec-21(e) MREL Dec-21(e) €22bn % RWA1 26.9% % LRE1 11.9%Req. 2021 16%2 + CBR 3.51% Req. 2021 6%2 €39bn Distance to M-MDA 35.4% Req. 2022 29.85%3 + CBR 2.78%4 18.5% Req. 2022 13.82% 69.7 8.8 11.2 1.7 28.2 11.9 Sub debt 131.6 SNP T2 CET1 Senior MREL Instruments T1 €10bn €33bn % % and EUR bn % RWA1 % LRE1

60 Appendix Other countries and Corporate Centre Balance sheet and capital management Yield on loans and cost of deposits Responsible banking NPL and coverage ratios and cost of credit Quarterly income statements Glossary

61 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Europe 2.30 2.12 2.06 2.09 2.08 2.04 2.00 2.00 Spain 1.99 1.86 1.82 1.85 1.85 1.80 1.68 1.66 United Kingdom 2.49 2.35 2.32 2.36 2.33 2.32 2.33 2.29 Portugal 1.63 1.57 1.57 1.51 1.46 1.40 1.36 1.35 Poland 4.04 3.34 2.95 2.89 2.91 2.91 2.94 3.31 North America 8.99 7.89 7.85 7.71 7.74 7.61 7.51 7.42 US 7.80 6.93 6.98 6.85 6.96 6.76 6.59 6.42 Mexico 12.25 11.00 10.73 10.36 10.11 10.12 10.21 10.39 South America 11.70 10.00 9.03 9.50 9.92 10.00 10.52 12.42 Brazil 13.56 12.28 11.66 11.07 11.37 11.63 12.20 13.25 Chile 7.35 5.74 4.75 7.03 6.93 6.67 6.99 10.69 Argentina 23.75 20.06 18.37 19.93 22.03 22.05 21.63 23.33 Digital Consumer Bank 4.22 4.22 4.07 4.05 3.98 3.94 3.93 3.88 Yield on loans (%)

62 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Europe 0.36 0.25 0.14 0.12 0.11 0.08 0.07 0.07 Spain 0.06 0.04 0.04 0.04 0.04 0.03 0.03 0.03 United Kingdom 0.69 0.52 0.29 0.23 0.21 0.15 0.11 0.11 Portugal 0.08 0.06 0.05 0.03 0.02 0.02 0.02 0.01 Poland 0.65 0.42 0.14 0.09 0.05 0.03 0.01 0.03 North America 1.60 1.18 0.91 0.74 0.64 0.61 0.65 0.66 US 0.73 0.40 0.30 0.23 0.17 0.12 0.11 0.08 Mexico 3.54 3.21 2.53 2.03 1.85 1.86 2.02 2.19 South America 3.13 2.07 1.58 1.45 1.83 2.15 2.80 3.93 Brazil 3.12 2.27 1.61 1.46 1.47 2.15 3.07 4.59 Chile 1.35 0.71 0.34 0.45 0.35 0.31 0.41 1.04 Argentina 10.64 7.37 8.70 9.98 11.62 11.88 12.10 12.00 Digital Consumer Bank 0.47 0.44 0.39 0.35 0.30 0.26 0.21 0.21 Cost of deposits (%)

63 Appendix Other countries and Corporate Centre Balance sheet and capital management Yield on loans and cost of deposits Responsible banking NPL and coverage ratios and cost of credit Quarterly income statements Glossary

64 All ESG commitments for 2021 achieved Future commitments include decarbonization targets • Single use plastic free • Top 10 Company to work for • Scholarships, internships & entrepreneurships • People Helped • Women on the Board • Electricity from renewable sources • Carbon neutral in our own operations • Green finance raised and facilitated (€) • Thermal coal-related power & mining phase out (€) • Emission intensity of power generation portfolio • AuMs in Sustainable funds (€) • Financially empowered people • Women in senior positions • Equal pay gap 2025/ 2030 target2020 4 20% 33% 3% 75% 5 2% 2.0 mn 23% 1.6 mn 40% 0 40% 98% 6 23.7% 4.0 mn 4.9 mn 1.5% 100% 6 6.0 mn 40% 30% by 2025 ~0% by 2025 10 mn by 20257.4 mn 2021 target 100% 6 40%-60% 26.3% 4 mn 2018 2019 2021 1.0% 100 bn by 202527bn 0.18 tCO2e / MWh in 2025 0.11 tCO2e / MWh in 2030 0 by 2030 69 k 225 k 389 k 325 k 0.23 7.0 bn N ew in 2 0 2 1 43% 50% 57% 77% 100%60% 19 bn 33.8 bn 120 bn by 2025 220bn by 2030 61bn Every year From…To Cumulative target Commitment Achieved

65 Appendix Other countries and Corporate Centre Balance sheet and capital management Yield on loans and cost of deposits Responsible banking NPL and coverage ratios and cost of credit Quarterly income statements Glossary

66 Exposure ¹ Coverage Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Stage 1 891 878 862 864 885 904 912 929 0.6% 0.6% 0.6% 0.5% 0.5% 0.5% 0.5% 0.5% Stage 2 53 61 60 69 70 70 67 71 8.2% 7.7% 8.8% 8.5% 8.1% 8.2% 8.6% 7.7% Stage 3 33 33 31 32 32 33 33 33 40.8% 41.1% 43.3% 43.4% 42.5% 42.2% 43.0% 41.3% Stage coverage 1) Exposure subject to impairment in EUR bn. Additionally, customer loans not subject to impairment recorded at mark to market with changes through P&L (EUR 31 bn in March 2020, EUR 35 bn in June 2020, EUR 29 bn in September 2020, EUR 25 bn in December 2020, EUR 27 bn in March 2021, EUR 26 bn in June 2021, EUR 27 bn in September 2021 and EUR 18 bn in December 2021)

67 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Europe 3.37 3.41 3.29 3.34 3.26 3.30 3.15 3.12 Spain 6.88 6.55 5.98 6.23 6.18 6.22 5.99 5.77 United Kingdom 0.99 1.10 1.33 1.24 1.35 1.30 1.27 1.43 Portugal 4.56 4.43 4.25 3.89 3.84 3.71 3.44 3.44 Poland 4.29 4.57 4.58 4.74 4.82 4.58 4.34 3.61 North America 2.02 1.73 1.96 2.23 2.39 2.28 2.56 2.42 US 2.00 1.49 1.85 2.04 2.11 2.00 2.36 2.33 Mexico 2.07 2.50 2.33 2.81 3.21 3.10 3.14 2.73 South America 4.63 4.74 4.40 4.39 4.30 4.36 4.38 4.50 Brazil 4.93 5.07 4.64 4.59 4.42 4.55 4.72 4.88 Chile 4.63 4.99 4.76 4.79 4.74 4.57 4.36 4.43 Argentina 3.97 3.15 2.88 2.11 2.32 3.34 3.85 3.61 Digital Consumer Bank 2.21 2.31 2.29 2.17 2.23 2.18 2.15 2.13 TOTAL GROUP 3.25 3.26 3.15 3.21 3.20 3.22 3.18 3.16 NPL ratio (%)

68 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Europe 47.0 46.5 48.7 50.3 50.0 48.4 51.1 49.4 Spain 44.6 43.3 46.0 47.1 47.2 46.0 48.8 52.2 United Kingdom 39.7 42.8 41.6 44.7 40.5 37.4 36.6 25.8 Portugal 59.0 60.9 64.3 66.5 69.2 73.0 75.5 71.7 Poland 68.1 69.0 70.8 70.7 70.3 72.4 74.6 73.9 North America 170.1 206.5 201.6 182.6 153.4 152.3 139.3 134.9 US 181.4 253.1 228.8 210.4 183.2 185.7 161.5 150.3 Mexico 133.9 114.9 132.6 120.8 95.6 90.6 90.1 95.0 South America 92.9 93.0 97.2 97.4 98.4 98.1 98.8 98.3 Brazil 108.0 110.2 114.9 113.2 116.5 112.3 111.8 111.2 Chile 57.2 54.7 59.7 61.4 63.4 63.9 64.1 63.3 Argentina 131.2 165.7 186.3 275.1 232.4 167.6 149.3 153.8 Digital Consumer Bank 111.6 108.0 110.6 113.3 111.4 111.9 112.8 107.8 TOTAL GROUP 71.3 72.1 76.0 76.4 74.0 72.9 74.0 71.3 Total coverage ratio (%)

69 Spain, 28.1% UK, 4.1% Portugal, 4.4% Poland, 3.8% Other Europe, 1.0% US, 16.7% Mexico, 4.1% Brazil, 19.7% Chile, 4.9% Argentina, 1.3% Other South America, 0.7% Digital Consumer Bank, 11.3% Spain, 39.5% UK, 11.7% Portugal, 4.5% Poland, 3.7% Other Europe, 2.0% US, 8.1% Mexico, 3.1% Brazil, 12.9% Chile, 5.7% Argentina, 0.6% Other South America, 0.5% Digital Consumer Bank, 7.7% Loan-loss allowancesCredit impaired loans Credit impaired loans and loan-loss allowances. Breakdown by operating areas. December 2021

70 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Europe 0.36 0.41 0.48 0.58 0.51 0.49 0.48 0.39 Spain 0.64 0.68 0.80 1.01 0.91 1.00 1.01 0.92 United Kingdom 0.14 0.22 0.26 0.27 0.21 0.09 0.01 (0.09) Portugal 0.23 0.30 0.42 0.51 0.38 0.41 0.35 0.09 Poland 0.88 0.96 0.99 1.10 1.02 0.88 0.82 0.67 North America 3.02 3.21 3.07 2.92 2.34 1.67 1.46 0.93 US 3.13 3.30 3.08 2.86 2.12 1.34 1.06 0.43 Mexico 2.69 2.95 2.97 3.03 3.00 2.74 2.69 2.44 South America 3.29 3.49 3.50 3.32 2.81 2.51 2.52 2.60 Brazil 4.43 4.67 4.58 4.35 3.79 3.51 3.60 3.73 Chile 1.25 1.46 1.59 1.50 1.33 1.07 0.89 0.85 Argentina 5.48 5.67 5.54 5.93 4.55 3.94 3.51 3.01 Digital Consumer Bank 0.63 0.74 0.79 0.83 0.69 0.64 0.57 0.46 TOTAL GROUP 1.17 1.26 1.27 1.28 1.08 0.94 0.90 0.77 Cost of credit (%)

71 Appendix Other countries and Corporate Centre Balance sheet and capital management Yield on loans and cost of deposits Responsible banking NPL and coverage ratios and cost of credit Quarterly income statements Glossary

SANTANDER GROUP (EUR mn)

	Q1'20	Q2'20	Q3'20	Q4'20	Q1'21	Q2'21	Q3'21	Q4'21	Change Q4'21 / Q3'21	2020	2021	Change 2021 / 2020
Net interest income	8,487	7,715	7,773	8,019	7,956	8,240	8,458	8,716	+3.1%	31,994	33,370	+4.3%
Net fee income	2,853	2,283	2,423	2,456	2,548	2,621	2,641	2,692	+1.9%	10,015	10,502	+4.9%
Gains (losses) on financial transactions and other	474	706	891	520	886	444	832	370	-55.5%	2,591	2,532	-2.3%
Total revenue	**11,814**	**10,704**	**11,087**	**10,995**	**11,390**	**11,305**	**11,931**	**11,778**	**-1.3%**	**44,600**	**46,404**	**+4.0%**
Operating expenses	(5,577)	(5,076)	(5,073)	(5,241)	(5,118)	(5,259)	(5,401)	(5,637)	+4.4%	(20,967)	(21,415)	+2.1%
Net operating income	**6,237**	**5,628**	**6,014**	**5,754**	**6,272**	**6,046**	**6,530**	**6,141**	**-6.0%**	**23,633**	**24,989**	**+5.7%**
Net loan-loss provisions	(3,909)	(3,118)	(2,535)	(2,611)	(1,992)	(1,761)	(2,220)	(1,463)	-34.1%	(12,173)	(7,436)	-38.9%
Other gains (losses) and provisions	(372)	(625)	(304)	(485)	(467)	(470)	(506)	(850)	+68.0%	(1,786)	(2,293)	+28.4%
Underlying profit before tax	**1,956**	**1,885**	**3,175**	**2,658**	**3,813**	**3,815**	**3,804**	**3,828**	**+0.6%**	**9,674**	**15,260**	**+57.7%**
Underlying consolidated profit	**696**	**1,677**	**2,047**	**1,738**	**2,489**	**2,481**	**2,551**	**2,663**	**+4.4%**	**6,158**	**10,184**	**+65.4%**
Underlying attributable profit	**377**	**1,531**	**1,750**	**1,423**	**2,138**	**2,067**	**2,174**	**2,275**	**+4.6%**	**5,081**	**8,654**	**+70.3%**
Net capital gains and provisions*	(46)	(12,660)	—	(1,146)	(530)	—	—	—	—	(13,852)	(530)	-96.2%
Attributable profit	331	(11,129)	1,750	277	1,608	2,067	2,174	2,275	+4.6%	(8,771)	8,124	—

(*) Including: in Q1'20, restructuring costs
in Q2'20, adjustment to the valuation of goodwill, adjustment has been made to deferred tax assets of the Spanish consolidated fiscal group and restructuring costs and other in Q4'20, restructuring costs and other
in Q1'21, restructuring costs

Santander

72

SANTANDER GROUP (Constant EUR mn)

	Q1'20	Q2'20	Q3'20	Q4'20	Q1'21	Q2'21	Q3'21	Q4'21	Change Q4'21 / Q3'21	2020	2021	Change 2021 / 2020
Net interest income	7,658	7,496	7,837	8,180	8,048	8,258	8,381	8,683	+3.6%	31,172	33,370	+7.1%
Net fee income	2,571	2,232	2,425	2,484	2,574	2,624	2,613	2,691	+3.0%	9,711	10,502	+8.1%
Gains (losses) on financial transactions and other	459	656	890	522	896	449	829	358	-56.8%	2,527	2,532	+0.2%
Total revenue	**10,688**	**10,384**	**11,152**	**11,186**	**11,518**	**11,332**	**11,823**	**11,731**	**-0.8%**	**43,410**	**46,404**	**+6.9%**
Operating expenses	(5,156)	(4,968)	(5,114)	(5,328)	(5,160)	(5,272)	(5,368)	(5,615)	+4.6%	(20,566)	(21,415)	+4.1%
Net operating income	**5,532**	**5,416**	**6,038**	**5,857**	**6,359**	**6,059**	**6,455**	**6,116**	**-5.3%**	**22,844**	**24,989**	**+9.4%**
Net loan-loss provisions	(3,532)	(3,010)	(2,594)	(2,679)	(2,016)	(1,759)	(2,199)	(1,463)	-33.5%	(11,815)	(7,436)	-37.1%
Other gains (losses) and provisions	(334)	(621)	(306)	(494)	(467)	(470)	(503)	(853)	+69.5%	(1,754)	(2,293)	+30.7%
Underlying profit before tax	**1,666**	**1,785**	**3,139**	**2,685**	**3,876**	**3,830**	**3,753**	**3,801**	**+1.3%**	**9,275**	**15,260**	**+64.5%**
Underlying consolidated profit	**510**	**1,612**	**2,034**	**1,761**	**2,526**	**2,494**	**2,522**	**2,642**	**+4.8%**	**5,917**	**10,184**	**+72.1%**
Underlying attributable profit	**208**	**1,473**	**1,741**	**1,446**	**2,172**	**2,080**	**2,146**	**2,256**	**+5.1%**	**4,868**	**8,654**	**+77.8%**
Net capital gains and provisions*	(46)	(12,662)	(19)	(1,142)	(535)	2	1	1	-18.7%	(13,868)	(530)	-96.2%
Attributable profit	162	(11,189)	1,721	305	1,637	2,082	2,148	2,257	+5.1%	(9,000)	8,124	—

(*) Including:
in Q1'20, restructuring costs
in Q2'20, adjustment to the valuation of goodwill, adjustment has been made to deferred tax assets of the Spanish consolidated fiscal group and restructuring costs and other in Q4'20, restructuring costs and other
in Q1'21, restructuring costs

Santander

73

74 Europe (EUR mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 2,378 2,330 2,534 2,670 2,645 2,751 2,744 2,812 +2.5% 9,911 10,952 +10.5% Net fee income 1,128 942 961 968 1,072 1,086 1,079 1,108 +2.7% 4,000 4,344 +8.6% Gains (losses) on financial transactions and other 212 125 388 37 432 106 385 93 -75.9% 762 1,016 +33.3% Total revenue 3,718 3,398 3,883 3,675 4,149 3,942 4,208 4,013 -4.6% 14,673 16,312 +11.2% Operating expenses (2,175) (2,038) (2,046) (2,015) (2,071) (2,072) (2,048) (2,127) +3.8% (8,275) (8,318) +0.5% Net operating income 1,543 1,359 1,837 1,659 2,077 1,870 2,160 1,886 -12.7% 6,398 7,994 +24.9% Net loan-loss provisions (1,004) (677) (735) (927) (595) (606) (676) (416) -38.4% (3,344) (2,294) -31.4% Other gains (losses) and provisions (236) (186) (177) (371) (251) (344) (258) (436) +68.8% (970) (1,289) +32.9% Underlying profit before tax 303 496 925 361 1,231 919 1,227 1,034 -15.7% 2,084 4,411 +111.6% Underlying consolidated profit 202 360 660 268 829 616 899 705 -21.5% 1,491 3,049 +104.6% Underlying attributable profit 193 336 628 256 826 599 867 685 -21.0% 1,413 2,978 +110.8%

75 Europe (Constant EUR mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 2,362 2,350 2,573 2,715 2,660 2,753 2,740 2,799 +2.2% 10,000 10,952 +9.5% Net fee income 1,120 944 965 972 1,074 1,085 1,079 1,106 +2.6% 4,001 4,344 +8.6% Gains (losses) on financial transactions and other 214 122 388 35 432 107 385 92 -76.0% 759 1,016 +33.9% Total revenue 3,696 3,416 3,926 3,721 4,167 3,945 4,203 3,997 -4.9% 14,759 16,312 +10.5% Operating expenses (2,165) (2,054) (2,075) (2,044) (2,083) (2,072) (2,046) (2,117) +3.5% (8,338) (8,318) -0.2% Net operating income 1,532 1,362 1,850 1,678 2,083 1,873 2,158 1,880 -12.9% 6,422 7,994 +24.5% Net loan-loss provisions (999) (683) (743) (933) (596) (605) (676) (417) -38.3% (3,358) (2,294) -31.7% Other gains (losses) and provisions (235) (184) (180) (375) (249) (346) (257) (437) +69.7% (973) (1,289) +32.5% Underlying profit before tax 298 495 927 370 1,238 922 1,225 1,026 -16.2% 2,090 4,411 +111.0% Underlying consolidated profit 200 358 662 276 833 620 897 699 -22.1% 1,496 3,049 +103.8% Underlying attributable profit 190 336 632 263 831 602 865 681 -21.3% 1,420 2,978 +109.7%

76 Spain (EUR mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 925 931 1,034 1,067 1,019 1,015 975 985 +1.0% 3,957 3,994 +0.9% Net fee income 643 535 562 573 587 617 616 661 +7.2% 2,314 2,482 +7.3% Gains (losses) on financial transactions and other 220 96 204 (8) 178 62 290 1 -99.6% 512 531 +3.7% Total revenue 1,789 1,562 1,800 1,632 1,785 1,693 1,881 1,647 -12.5% 6,782 7,006 +3.3% Operating expenses (944) (896) (893) (873) (867) (852) (818) (803) -1.8% (3,607) (3,340) -7.4% Net operating income 844 665 907 759 918 842 1,063 844 -20.6% 3,175 3,666 +15.5% Net loan-loss provisions (628) (313) (449) (611) (449) (492) (449) (443) -1.2% (2,001) (1,833) -8.4% Other gains (losses) and provisions (104) (115) (112) (128) (129) (147) (162) (88) -45.4% (459) (526) +14.6% Underlying profit before tax 112 237 346 20 340 202 453 312 -31.1% 715 1,307 +82.7% Underlying consolidated profit 90 160 246 20 243 147 340 227 -33.2% 516 957 +85.3% Underlying attributable profit 90 161 246 20 243 147 340 227 -33.2% 517 957 +85.3%

77 United Kingdom (EUR mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 820 796 905 983 1,001 1,100 1,168 1,163 -0.4% 3,504 4,431 +26.5% Net fee income 190 94 115 96 120 117 114 82 -27.8% 494 434 -12.3% Gains (losses) on financial transactions and other (3) 1 14 (31) (10) (6) 21 (7) — (19) (2) -88.2% Total revenue 1,007 891 1,034 1,048 1,111 1,211 1,303 1,238 -5.0% 3,980 4,863 +22.2% Operating expenses (686) (631) (620) (601) (652) (648) (638) (655) +2.7% (2,539) (2,592) +2.1% Net operating income 321 259 414 447 459 563 665 583 -12.3% 1,441 2,271 +57.6% Net loan-loss provisions (178) (223) (179) (97) (18) 86 (1) 178 — (677) 245 — Other gains (losses) and provisions (71) (5) (30) (150) (31) (63) (39) (187) +383.0% (256) (319) +24.6% Underlying profit before tax 72 31 205 200 410 587 625 575 -8.1% 508 2,197 +332.2% Underlying consolidated profit 52 19 149 171 294 399 452 425 -5.8% 391 1,570 +301.2% Underlying attributable profit 52 19 149 171 294 399 452 425 -5.8% 391 1,570 +301.2%

78 United Kingdom (Constant EUR mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 822 821 951 1,030 1,017 1,104 1,163 1,148 -1.3% 3,625 4,431 +22.3% Net fee income 190 99 121 102 122 118 113 81 -28.9% 511 434 -15.2% Gains (losses) on financial transactions and other (3) 1 15 (32) (10) (6) 21 (7) — (19) (2) -88.6% Total revenue 1,009 921 1,087 1,100 1,129 1,215 1,297 1,221 -5.9% 4,117 4,863 +18.1% Operating expenses (688) (652) (654) (632) (663) (649) (634) (646) +1.8% (2,626) (2,592) -1.3% Net operating income 322 269 433 468 467 566 663 576 -13.2% 1,491 2,271 +52.4% Net loan-loss provisions (178) (229) (189) (103) (18) 87 (2) 178 — (700) 245 — Other gains (losses) and provisions (71) (6) (32) (156) (31) (63) (38) (187) +384.9% (265) (319) +20.5% Underlying profit before tax 72 33 212 209 417 590 623 567 -9.0% 526 2,197 +317.9% Underlying consolidated profit 52 20 155 178 299 401 450 420 -6.7% 405 1,570 +287.9% Underlying attributable profit 52 20 155 178 299 401 450 420 -6.7% 405 1,570 +287.9%

79 United Kingdom (GBP mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 706 706 818 885 874 948 1,000 987 -1.3% 3,115 3,809 +22.3% Net fee income 163 85 104 87 105 101 97 69 -28.9% 440 373 -15.2% Gains (losses) on financial transactions and other (2) 1 13 (27) (8) (5) 18 (6) — (17) (2) -88.6% Total revenue 867 791 934 945 971 1,044 1,115 1,050 -5.9% 3,538 4,180 +18.1% Operating expenses (591) (560) (562) (543) (569) (558) (545) (555) +1.8% (2,257) (2,227) -1.3% Net operating income 276 231 372 402 401 486 570 495 -13.2% 1,281 1,952 +52.4% Net loan-loss provisions (153) (197) (163) (89) (16) 75 (1) 153 — (602) 211 — Other gains (losses) and provisions (61) (5) (27) (134) (27) (54) (33) (160) +384.9% (228) (275) +20.5% Underlying profit before tax 62 28 182 179 358 507 536 487 -9.0% 452 1,888 +317.9% Underlying consolidated profit 45 17 133 153 257 345 387 361 -6.7% 348 1,350 +287.9% Underlying attributable profit 45 17 133 153 257 345 387 361 -6.7% 348 1,350 +287.9%

80 Portugal (EUR mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 202 197 193 195 193 192 185 181 -1.9% 787 751 -4.6% Net fee income 101 90 94 103 99 110 115 116 +0.8% 388 441 +13.7% Gains (losses) on financial transactions and other 47 30 25 19 135 1 12 2 -82.3% 121 150 +23.3% Total revenue 350 317 312 317 427 303 312 300 -3.9% 1,296 1,341 +3.5% Operating expenses (151) (145) (146) (149) (146) (143) (140) (134) -4.5% (590) (563) -4.7% Net operating income 199 172 166 168 281 160 172 166 -3.5% 706 778 +10.3% Net loan-loss provisions (80) (24) (47) (42) (35) (35) (25) 57 — (193) (38) -80.5% Other gains (losses) and provisions (21) (16) 1 7 (13) (11) (2) (1) -65.9% (29) (26) -9.2% Underlying profit before tax 98 132 120 133 234 114 145 222 +53.2% 483 714 +47.8% Underlying consolidated profit 68 92 83 95 161 78 100 144 +43.7% 339 483 +42.6% Underlying attributable profit 68 92 83 95 161 78 100 143 +43.7% 338 482 +42.4%

81 Poland (EUR mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 296 251 246 243 240 250 251 309 +23.1% 1,037 1,049 +1.2% Net fee income 116 104 112 120 127 126 133 132 -0.3% 452 518 +14.5% Gains (losses) on financial transactions and other (48) 23 35 24 (10) 41 21 26 +23.0% 35 79 +127.6% Total revenue 365 377 394 388 357 417 405 467 +15.4% 1,524 1,646 +8.0% Operating expenses (172) (143) (161) (154) (158) (163) (162) (179) +10.8% (629) (663) +5.3% Net operating income 193 235 233 234 199 254 243 288 +18.5% 895 984 +10.0% Net loan-loss provisions (95) (89) (65) (81) (68) (45) (47) (39) -16.9% (330) (200) -39.4% Other gains (losses) and provisions (36) (40) (32) (87) (72) (126) (56) (150) +169.8% (195) (404) +106.8% Underlying profit before tax 62 105 136 66 58 83 140 99 -29.6% 370 380 +2.8% Underlying consolidated profit 32 74 100 34 26 49 103 53 -48.6% 240 230 -4.1% Underlying attributable profit 23 51 68 20 21 34 70 36 -49.0% 162 161 -0.7%

82 Poland (Constant EUR mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 280 249 240 240 239 248 251 312 +24.2% 1,009 1,049 +4.0% Net fee income 110 102 109 118 126 125 133 134 +0.8% 440 518 +17.7% Gains (losses) on financial transactions and other (45) 21 34 24 (10) 41 21 26 +24.0% 34 79 +133.9% Total revenue 345 372 383 382 355 414 405 472 +16.5% 1,483 1,646 +11.0% Operating expenses (162) (141) (156) (152) (157) (162) (162) (181) +11.9% (612) (663) +8.2% Net operating income 183 230 227 230 198 252 243 291 +19.6% 870 984 +13.0% Net loan-loss provisions (90) (88) (64) (79) (68) (45) (47) (40) -15.7% (321) (200) -37.7% Other gains (losses) and provisions (34) (40) (31) (85) (72) (125) (56) (151) +170.5% (190) (404) +112.5% Underlying profit before tax 59 103 132 66 58 82 140 100 -28.7% 360 380 +5.6% Underlying consolidated profit 31 72 97 34 25 49 102 53 -47.8% 233 230 -1.4% Underlying attributable profit 21 49 66 20 20 33 70 36 -48.2% 158 161 +2.0%

83 Poland (PLN mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 1,279 1,134 1,095 1,096 1,090 1,131 1,145 1,423 +24.2% 4,604 4,790 +4.0% Net fee income 503 467 498 541 576 573 606 610 +0.8% 2,009 2,365 +17.7% Gains (losses) on financial transactions and other (206) 95 156 109 (46) 187 98 121 +24.0% 154 359 +133.9% Total revenue 1,576 1,696 1,749 1,746 1,621 1,891 1,848 2,154 +16.5% 6,767 7,514 +11.0% Operating expenses (742) (645) (714) (694) (718) (739) (739) (827) +11.9% (2,794) (3,024) +8.2% Net operating income 834 1,051 1,036 1,052 902 1,151 1,109 1,327 +19.6% 3,973 4,490 +13.0% Net loan-loss provisions (411) (399) (291) (363) (309) (205) (216) (182) -15.7% (1,464) (912) -37.7% Other gains (losses) and provisions (155) (181) (141) (390) (329) (570) (255) (690) +170.5% (868) (1,844) +112.5% Underlying profit before tax 268 470 603 300 265 376 638 455 -28.7% 1,641 1,734 +5.6% Underlying consolidated profit 140 329 442 154 116 223 467 244 -47.8% 1,065 1,050 -1.4% Underlying attributable profit 98 225 302 93 93 153 321 166 -48.2% 719 733 +2.0%

84 Other Europe (EUR mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 134 155 155 182 192 195 165 174 +5.0% 627 726 +15.9% Net fee income 78 120 78 75 138 115 101 117 +15.4% 351 470 +33.9% Gains (losses) on financial transactions and other (5) (24) 109 32 139 8 41 70 +71.9% 113 259 +130.0% Total revenue 207 251 343 290 469 318 307 361 +17.3% 1,090 1,455 +33.5% Operating expenses (222) (223) (226) (238) (249) (267) (290) (356) +22.5% (909) (1,161) +27.7% Net operating income (15) 28 116 52 221 51 17 5 -71.3% 181 294 +62.5% Net loan-loss provisions (23) (29) 5 (97) (26) (121) (153) (169) +10.3% (144) (468) +226.2% Other gains (losses) and provisions (4) (9) (4) (12) (6) 2 (0) (9) — (30) (13) -56.4% Underlying profit before tax (42) (10) 117 (58) 189 (67) (136) (173) +27.2% 8 (187) — Underlying consolidated profit (40) 15 81 (52) 106 (58) (95) (143) +50.4% 4 (191) — Underlying attributable profit (40) 14 81 (51) 108 (60) (94) (146) +54.5% 5 (191) —

85 Other Europe (Constant EUR mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 133 152 155 183 193 195 166 173 +4.1% 623 726 +16.7% Net fee income 76 118 79 75 139 115 101 115 +13.6% 348 470 +35.2% Gains (losses) on financial transactions and other (6) (25) 110 32 139 9 41 70 +71.0% 111 259 +133.1% Total revenue 203 245 343 290 471 320 308 357 +16.1% 1,082 1,455 +34.6% Operating expenses (219) (220) (226) (238) (250) (266) (291) (353) +21.3% (902) (1,161) +28.7% Net operating income (16) 25 117 52 220 54 16 4 -75.7% 179 294 +64.1% Net loan-loss provisions (22) (30) 6 (98) (26) (121) (153) (169) +10.5% (144) (468) +225.9% Other gains (losses) and provisions (5) (7) (6) (12) (4) 1 0 (10) — (30) (13) -56.2% Underlying profit before tax (43) (11) 117 (57) 190 (66) (136) (175) +28.9% 6 (187) — Underlying consolidated profit (41) 14 81 (52) 105 (56) (95) (145) +52.3% 3 (191) — Underlying attributable profit (42) 14 81 (50) 108 (59) (95) (146) +53.3% 3 (191) —

86 North America (EUR mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 2,261 2,079 2,076 2,055 2,005 2,010 2,070 2,119 +2.4% 8,470 8,204 -3.1% Net fee income 464 405 413 402 451 410 386 397 +2.7% 1,684 1,644 -2.4% Gains (losses) on financial transactions and other 216 227 194 242 313 299 322 204 -36.6% 880 1,138 +29.3% Total revenue 2,941 2,711 2,683 2,699 2,768 2,719 2,779 2,720 -2.1% 11,034 10,986 -0.4% Operating expenses (1,230) (1,123) (1,109) (1,215) (1,149) (1,194) (1,275) (1,349) +5.8% (4,677) (4,967) +6.2% Net operating income 1,711 1,587 1,574 1,484 1,620 1,525 1,504 1,371 -8.9% 6,357 6,019 -5.3% Net loan-loss provisions (1,246) (1,123) (775) (773) (393) (195) (506) (115) -77.3% (3,917) (1,210) -69.1% Other gains (losses) and provisions (14) (38) (24) (57) (20) 8 (38) (96) +153.9% (133) (145) +9.6% Underlying profit before tax 452 427 774 654 1,207 1,338 959 1,160 +20.9% 2,307 4,664 +102.2% Underlying consolidated profit 337 369 528 500 910 1,014 772 913 +18.2% 1,734 3,609 +108.1% Underlying attributable profit 282 334 439 417 773 854 661 765 +15.7% 1,472 3,053 +107.4%

87 North America (Constant EUR mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 2,093 2,028 2,113 2,083 2,045 2,041 2,054 2,064 +0.5% 8,317 8,204 -1.4% Net fee income 429 402 426 408 460 415 381 387 +1.5% 1,665 1,644 -1.3% Gains (losses) on financial transactions and other 202 215 193 242 319 305 321 193 -39.9% 852 1,138 +33.6% Total revenue 2,724 2,645 2,732 2,733 2,824 2,761 2,757 2,644 -4.1% 10,833 10,986 +1.4% Operating expenses (1,139) (1,094) (1,131) (1,229) (1,171) (1,212) (1,266) (1,317) +4.0% (4,594) (4,967) +8.1% Net operating income 1,585 1,550 1,601 1,504 1,653 1,549 1,490 1,327 -11.0% 6,239 6,019 -3.5% Net loan-loss provisions (1,157) (1,081) (801) (791) (401) (196) (505) (107) -78.8% (3,829) (1,210) -68.4% Other gains (losses) and provisions (13) (36) (25) (56) (20) 8 (38) (95) +151.6% (130) (145) +11.8% Underlying profit before tax 415 434 776 656 1,231 1,361 947 1,124 +18.7% 2,280 4,664 +104.5% Underlying consolidated profit 310 371 533 501 928 1,031 764 885 +15.9% 1,714 3,609 +110.5% Underlying attributable profit 259 336 445 418 789 869 653 741 +13.5% 1,459 3,053 +109.3%

88 United States (EUR mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 1,462 1,429 1,406 1,348 1,337 1,326 1,359 1,383 +1.7% 5,645 5,405 -4.2% Net fee income 250 215 218 206 241 191 174 176 +1.3% 889 782 -12.0% Gains (losses) on financial transactions and other 217 157 206 247 324 318 316 239 -24.5% 827 1,196 +44.7% Total revenue 1,929 1,801 1,830 1,801 1,902 1,835 1,849 1,797 -2.8% 7,360 7,383 +0.3% Operating expenses (809) (776) (722) (772) (748) (783) (815) (850) +4.4% (3,079) (3,197) +3.8% Net operating income 1,120 1,024 1,108 1,029 1,154 1,052 1,034 947 -8.4% 4,281 4,187 -2.2% Net loan-loss provisions (972) (832) (572) (561) (165) 9 (294) 31 — (2,937) (419) -85.7% Other gains (losses) and provisions (6) (30) (20) (37) (15) 15 (6) (110) — (93) (116) +24.0% Underlying profit before tax 141 163 515 431 974 1,076 734 868 +18.2% 1,250 3,652 +192.1% Underlying consolidated profit 99 170 333 330 739 817 593 671 +13.1% 932 2,821 +202.6% Underlying attributable profit 60 151 259 260 616 674 498 538 +8.1% 731 2,326 +218.4%

89 United States (Constant EUR mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 1,364 1,331 1,391 1,360 1,363 1,353 1,354 1,335 -1.4% 5,446 5,405 -0.8% Net fee income 233 200 216 209 245 195 173 169 -2.1% 858 782 -8.8% Gains (losses) on financial transactions and other 202 147 203 246 330 324 315 227 -27.8% 798 1,196 +50.0% Total revenue 1,799 1,678 1,810 1,815 1,938 1,872 1,842 1,732 -6.0% 7,101 7,383 +4.0% Operating expenses (754) (723) (716) (777) (762) (799) (813) (823) +1.3% (2,971) (3,197) +7.6% Net operating income 1,044 954 1,093 1,038 1,176 1,073 1,029 909 -11.7% 4,130 4,187 +1.4% Net loan-loss provisions (907) (775) (578) (574) (169) 9 (296) 37 — (2,834) (419) -85.2% Other gains (losses) and provisions (6) (28) (20) (37) (15) 15 (6) (110) — (90) (116) +28.6% Underlying profit before tax 132 152 496 427 992 1,097 727 835 +14.9% 1,206 3,652 +202.7% Underlying consolidated profit 92 159 322 326 753 834 588 646 +9.7% 899 2,821 +213.7% Underlying attributable profit 56 140 251 258 628 688 494 517 +4.7% 705 2,326 +230.0%

90 United States (USD mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 1,612 1,573 1,644 1,608 1,611 1,599 1,601 1,578 -1.4% 6,437 6,389 -0.8% Net fee income 275 237 255 247 290 231 204 200 -2.1% 1,014 925 -8.8% Gains (losses) on financial transactions and other 239 173 240 291 390 383 372 269 -27.8% 943 1,414 +50.0% Total revenue 2,126 1,983 2,139 2,145 2,290 2,213 2,177 2,047 -6.0% 8,394 8,727 +4.0% Operating expenses (892) (855) (846) (918) (901) (945) (960) (973) +1.3% (3,512) (3,778) +7.6% Net operating income 1,235 1,128 1,292 1,227 1,390 1,268 1,217 1,074 -11.7% 4,882 4,949 +1.4% Net loan-loss provisions (1,072) (916) (683) (679) (199) 11 (350) 43 — (3,349) (495) -85.2% Other gains (losses) and provisions (7) (33) (24) (44) (18) 18 (7) (130) — (107) (137) +28.6% Underlying profit before tax 156 180 586 504 1,173 1,297 860 987 +14.9% 1,426 4,317 +202.7% Underlying consolidated profit 109 188 381 386 890 985 695 763 +9.7% 1,063 3,334 +213.7% Underlying attributable profit 66 166 296 305 743 813 583 611 +4.7% 833 2,750 +230.0%

91 Mexico (EUR mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 798 650 669 707 667 684 711 736 +3.5% 2,825 2,799 -0.9% Net fee income 211 185 189 188 204 210 203 211 +3.9% 772 828 +7.3% Gains (losses) on financial transactions and other (2) 70 (10) (4) (6) (16) 5 (30) — 54 (48) — Total revenue 1,007 905 848 891 865 878 919 917 -0.3% 3,651 3,579 -2.0% Operating expenses (415) (341) (375) (422) (373) (379) (425) (466) +9.6% (1,552) (1,643) +5.8% Net operating income 592 565 473 469 492 499 494 451 -8.8% 2,098 1,936 -7.7% Net loan-loss provisions (273) (291) (203) (212) (228) (204) (213) (146) -31.3% (979) (791) -19.2% Other gains (losses) and provisions (8) (6) (4) (19) (5) (6) (1) (6) +374.9% (37) (19) -48.6% Underlying profit before tax 311 267 266 238 259 289 280 298 +6.5% 1,082 1,126 +4.1% Underlying consolidated profit 237 201 200 185 196 221 231 247 +6.9% 823 896 +8.9% Underlying attributable profit 220 186 185 171 182 205 215 233 +8.3% 762 835 +9.6%

92 Mexico (Constant EUR mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 729 697 722 722 682 688 700 728 +4.1% 2,870 2,799 -2.5% Net fee income 193 197 203 192 208 212 199 208 +4.5% 784 828 +5.6% Gains (losses) on financial transactions and other (2) 69 (8) (4) (7) (17) 6 (30) — 55 (48) — Total revenue 920 963 917 910 884 883 905 907 +0.2% 3,709 3,579 -3.5% Operating expenses (379) (365) (403) (431) (381) (381) (419) (462) +10.1% (1,577) (1,643) +4.2% Net operating income 541 598 514 480 503 502 486 445 -8.3% 2,132 1,936 -9.2% Net loan-loss provisions (250) (306) (223) (217) (233) (205) (209) (144) -31.3% (995) (791) -20.5% Other gains (losses) and provisions (7) (7) (5) (20) (5) (6) (1) (6) +413.5% (38) (19) -49.4% Underlying profit before tax 284 285 287 243 265 291 276 295 +7.1% 1,099 1,126 +2.5% Underlying consolidated profit 216 215 216 189 201 223 228 245 +7.5% 836 896 +7.2% Underlying attributable profit 201 199 200 175 186 206 212 230 +8.8% 774 835 +7.8%

93 Mexico (MXN mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 17,484 16,706 17,310 17,322 16,360 16,503 16,783 17,466 +4.1% 68,822 67,113 -2.5% Net fee income 4,617 4,719 4,868 4,596 4,995 5,077 4,781 4,998 +4.5% 18,799 19,851 +5.6% Gains (losses) on financial transactions and other (51) 1,658 (194) (91) (156) (399) 134 (717) — 1,322 (1,139) — Total revenue 22,049 23,083 21,984 21,827 21,199 21,181 21,698 21,747 +0.2% 88,944 85,824 -3.5% Operating expenses (9,088) (8,749) (9,654) (10,327) (9,139) (9,140) (10,048) (11,067) +10.1% (37,818) (39,393) +4.2% Net operating income 12,962 14,334 12,330 11,500 12,060 12,041 11,650 10,679 -8.3% 51,125 46,431 -9.2% Net loan-loss provisions (5,985) (7,336) (5,339) (5,194) (5,582) (4,921) (5,012) (3,445) -31.3% (23,854) (18,959) -20.5% Other gains (losses) and provisions (167) (166) (109) (470) (127) (151) (30) (154) +413.5% (913) (462) -49.4% Underlying profit before tax 6,810 6,832 6,881 5,836 6,351 6,970 6,608 7,080 +7.1% 26,359 27,009 +2.5% Underlying consolidated profit 5,191 5,149 5,170 4,529 4,810 5,339 5,461 5,869 +7.5% 20,040 21,480 +7.2% Underlying attributable profit 4,814 4,761 4,786 4,198 4,458 4,947 5,080 5,527 +8.8% 18,559 20,012 +7.8%

94 Other North America (EUR mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income (0) 0 0 0 0 0 0 0 +47.8% 1 0 -26.9% Net fee income 4 5 7 8 7 8 9 10 +2.4% 24 34 +41.7% Gains (losses) on financial transactions and other 2 (1) (2) (0) (5) (2) 1 (4) — (1) (11) — Total revenue 5 4 6 8 2 5 10 5 -47.0% 23 23 +0.4% Operating expenses (6) (6) (13) (22) (28) (32) (35) (33) -5.8% (46) (127) +176.6% Net operating income (0) (2) (7) (14) (26) (26) (25) (27) +11.4% (23) (104) +354.2% Net loan-loss provisions (0) (0) (0) (0) (0) (0) 0 (0) — (0) (0) -80.9% Other gains (losses) and provisions (0) (2) (0) 0 (0) (0) (31) 21 — (2) (10) +472.8% Underlying profit before tax (1) (4) (7) (14) (26) (27) (55) (7) -88.2% (25) (114) +354.3% Underlying consolidated profit 2 (3) (5) (15) (25) (25) (52) (5) -89.5% (21) (108) +422.2% Underlying attributable profit 2 (3) (5) (15) (25) (25) (52) (6) -88.2% (20) (108) +434.3%

95 Other North America (Constant EUR mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income (0) 0 0 0 0 0 0 0 +47.8% 1 0 -26.9% Net fee income 4 5 7 8 7 8 9 10 +2.4% 24 34 +41.7% Gains (losses) on financial transactions and other 2 (1) (2) (0) (5) (2) 1 (4) — (1) (11) — Total revenue 5 4 6 8 2 5 10 5 -47.0% 23 23 +0.4% Operating expenses (6) (6) (13) (22) (28) (32) (35) (33) -5.8% (46) (127) +176.6% Net operating income (0) (2) (7) (14) (26) (26) (25) (27) +11.4% (23) (104) +354.2% Net loan-loss provisions (0) (0) (0) (0) (0) (0) 0 (0) — (0) (0) -80.9% Other gains (losses) and provisions (0) (2) (0) 0 (0) (0) (31) 21 — (2) (10) +472.8% Underlying profit before tax (1) (4) (7) (14) (26) (27) (55) (6) -88.6% (25) (114) +354.3% Underlying consolidated profit 2 (3) (5) (15) (25) (25) (52) (5) -90.0% (21) (108) +422.2% Underlying attributable profit 2 (3) (5) (15) (25) (25) (52) (6) -88.7% (20) (108) +434.3%

96 South America (EUR mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 3,065 2,606 2,486 2,566 2,575 2,760 2,920 3,069 +5.1% 10,723 11,323 +5.6% Net fee income 1,077 779 848 885 842 928 956 995 +4.1% 3,589 3,721 +3.7% Gains (losses) on financial transactions and other 26 310 149 70 122 85 115 (13) — 556 309 -44.4% Total revenue 4,169 3,695 3,483 3,522 3,539 3,772 3,991 4,052 +1.5% 14,868 15,353 +3.3% Operating expenses (1,492) (1,281) (1,250) (1,335) (1,219) (1,299) (1,398) (1,464) +4.8% (5,357) (5,380) +0.4% Net operating income 2,677 2,414 2,233 2,187 2,320 2,473 2,593 2,587 -0.2% 9,511 9,974 +4.9% Net loan-loss provisions (1,325) (1,110) (787) (702) (683) (809) (892) (867) -2.8% (3,924) (3,251) -17.2% Other gains (losses) and provisions (142) (54) (71) (54) (132) (55) (124) (162) +30.7% (321) (474) +48.0% Underlying profit before tax 1,210 1,250 1,375 1,431 1,505 1,609 1,577 1,558 -1.2% 5,267 6,249 +18.6% Underlying consolidated profit 796 781 832 935 905 1,014 964 1,001 +3.8% 3,344 3,884 +16.2% Underlying attributable profit 700 682 731 794 773 871 826 858 +3.8% 2,907 3,328 +14.5%

97 South America (Constant EUR mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 2,420 2,404 2,464 2,642 2,608 2,746 2,862 3,107 +8.6% 9,930 11,323 +14.0% Net fee income 839 728 833 903 856 926 933 1,005 +7.7% 3,303 3,721 +12.7% Gains (losses) on financial transactions and other 24 276 148 74 126 83 112 (12) — 522 309 -40.7% Total revenue 3,282 3,408 3,445 3,619 3,591 3,755 3,907 4,100 +5.0% 13,754 15,353 +11.6% Operating expenses (1,172) (1,180) (1,236) (1,374) (1,225) (1,295) (1,374) (1,486) +8.1% (4,963) (5,380) +8.4% Net operating income 2,110 2,227 2,209 2,244 2,366 2,460 2,533 2,615 +3.2% 8,791 9,974 +13.4% Net loan-loss provisions (1,042) (1,036) (810) (742) (699) (807) (871) (874) +0.3% (3,631) (3,251) -10.5% Other gains (losses) and provisions (107) (53) (69) (61) (133) (55) (122) (164) +34.5% (289) (474) +63.9% Underlying profit before tax 961 1,138 1,330 1,442 1,534 1,598 1,540 1,577 +2.4% 4,871 6,249 +28.3% Underlying consolidated profit 640 710 808 946 918 1,006 944 1,016 +7.6% 3,103 3,884 +25.2% Underlying attributable profit 557 617 709 805 785 866 808 869 +7.6% 2,687 3,328 +23.9%

98 Brazil (EUR mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 2,270 1,813 1,756 1,786 1,780 1,919 2,083 2,093 +0.5% 7,625 7,875 +3.3% Net fee income 869 614 664 677 632 698 696 701 +0.7% 2,824 2,728 -3.4% Gains (losses) on financial transactions and other (3) 224 114 82 109 64 103 5 -94.8% 417 281 -32.5% Total revenue 3,137 2,651 2,534 2,544 2,521 2,682 2,882 2,799 -2.9% 10,866 10,884 +0.2% Operating expenses (1,004) (835) (805) (897) (723) (779) (864) (870) +0.7% (3,541) (3,236) -8.6% Net operating income 2,133 1,816 1,729 1,648 1,799 1,902 2,019 1,929 -4.4% 7,325 7,649 +4.4% Net loan-loss provisions (1,066) (843) (569) (540) (549) (674) (757) (735) -2.9% (3,018) (2,715) -10.0% Other gains (losses) and provisions (127) (31) (68) (36) (96) (28) (89) (103) +14.9% (263) (316) +20.4% Underlying profit before tax 940 942 1,092 1,072 1,154 1,200 1,172 1,092 -6.9% 4,045 4,618 +14.2% Underlying consolidated profit 571 533 611 636 624 684 655 626 -4.4% 2,352 2,589 +10.1% Underlying attributable profit 517 478 550 568 562 619 582 563 -3.1% 2,113 2,325 +10.0%

99 Brazil (Constant EUR mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 1,742 1,683 1,737 1,796 1,843 1,919 2,016 2,097 +4.0% 6,958 7,875 +13.2% Net fee income 667 577 654 679 654 698 673 702 +4.4% 2,577 2,728 +5.9% Gains (losses) on financial transactions and other (2) 188 110 84 113 63 100 6 -94.5% 380 281 -26.1% Total revenue 2,407 2,448 2,501 2,559 2,610 2,681 2,788 2,805 +0.6% 9,916 10,884 +9.8% Operating expenses (770) (772) (795) (894) (748) (779) (836) (872) +4.2% (3,231) (3,236) +0.1% Net operating income 1,637 1,676 1,706 1,665 1,862 1,901 1,952 1,933 -1.0% 6,684 7,649 +14.4% Net loan-loss provisions (818) (783) (589) (563) (568) (675) (735) (737) +0.2% (2,754) (2,715) -1.4% Other gains (losses) and provisions (97) (35) (67) (40) (99) (27) (87) (103) +18.0% (240) (316) +31.9% Underlying profit before tax 721 857 1,050 1,063 1,195 1,199 1,130 1,094 -3.2% 3,691 4,618 +25.1% Underlying consolidated profit 438 488 590 629 646 684 631 627 -0.7% 2,146 2,589 +20.6% Underlying attributable profit 396 438 531 562 581 619 560 565 +0.8% 1,928 2,325 +20.6%

100 Brazil (BRL mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 11,100 10,725 11,066 11,446 11,744 12,228 12,847 13,361 +4.0% 44,336 50,179 +13.2% Net fee income 4,250 3,679 4,167 4,324 4,169 4,450 4,285 4,476 +4.4% 16,420 17,381 +5.9% Gains (losses) on financial transactions and other (14) 1,196 703 538 718 402 635 35 -94.5% 2,423 1,791 -26.1% Total revenue 15,336 15,600 15,935 16,308 16,632 17,080 17,767 17,872 +0.6% 63,179 69,351 +9.8% Operating expenses (4,907) (4,922) (5,065) (5,696) (4,767) (4,966) (5,330) (5,554) +4.2% (20,589) (20,616) +0.1% Net operating income 10,429 10,678 10,871 10,612 11,865 12,115 12,437 12,318 -1.0% 42,589 48,735 +14.4% Net loan-loss provisions (5,214) (4,990) (3,752) (3,588) (3,619) (4,302) (4,683) (4,693) +0.2% (17,545) (17,297) -1.4% Other gains (losses) and provisions (621) (226) (428) (252) (633) (172) (555) (655) +18.0% (1,527) (2,014) +31.9% Underlying profit before tax 4,594 5,462 6,691 6,771 7,612 7,641 7,200 6,971 -3.2% 23,518 29,424 +25.1% Underlying consolidated profit 2,794 3,111 3,760 4,008 4,118 4,359 4,022 3,995 -0.7% 13,672 16,495 +20.6% Underlying attributable profit 2,526 2,792 3,386 3,583 3,704 3,944 3,571 3,598 +0.8% 12,286 14,817 +20.6%

101 Chile (EUR mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 448 425 420 494 497 511 467 508 +8.8% 1,787 1,984 +11.0% Net fee income 92 74 74 94 95 96 104 100 -3.8% 335 394 +17.8% Gains (losses) on financial transactions and other 12 85 38 6 22 30 12 14 +19.9% 142 79 -44.5% Total revenue 553 584 532 594 614 637 583 622 +6.7% 2,263 2,457 +8.5% Operating expenses (230) (228) (223) (219) (236) (245) (229) (233) +1.7% (900) (942) +4.7% Net operating income 322 356 310 375 378 392 354 390 +10.0% 1,363 1,514 +11.1% Net loan-loss provisions (163) (183) (154) (94) (100) (82) (84) (75) -10.0% (594) (341) -42.6% Other gains (losses) and provisions 1 (2) 13 4 (1) 5 (5) (14) +157.9% 16 (16) — Underlying profit before tax 160 171 169 285 277 315 265 301 +13.4% 785 1,158 +47.5% Underlying consolidated profit 138 129 125 236 222 246 206 254 +23.0% 629 928 +47.4% Underlying attributable profit 97 86 86 163 153 169 142 174 +22.5% 432 637 +47.3%

102 Chile (Constant EUR mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 443 428 427 499 484 492 475 533 +12.2% 1,797 1,984 +10.4% Net fee income 91 75 75 95 92 92 105 105 -0.2% 336 394 +17.2% Gains (losses) on financial transactions and other 12 85 39 6 22 29 12 15 +22.6% 142 79 -44.8% Total revenue 546 588 542 600 597 614 592 653 +10.2% 2,276 2,457 +7.9% Operating expenses (228) (230) (226) (222) (229) (236) (232) (244) +5.2% (905) (942) +4.1% Net operating income 318 359 315 379 368 378 360 408 +13.4% 1,371 1,514 +10.5% Net loan-loss provisions (161) (184) (156) (96) (98) (78) (85) (80) -6.3% (598) (341) -43.0% Other gains (losses) and provisions 1 (2) 13 4 (1) 4 (5) (14) +165.6% 16 (16) — Underlying profit before tax 158 172 172 287 269 304 270 315 +16.8% 789 1,158 +46.7% Underlying consolidated profit 137 130 128 238 216 237 210 265 +26.2% 633 928 +46.6% Underlying attributable profit 96 87 87 164 148 162 144 182 +25.7% 435 637 +46.5%

Chile (CLP mn)

	Q1'20	Q2'20	Q3'20	Q4'20	Q1'21	Q2'21	Q3'21	Q4'21	Change Q4'21 / Q3'21	2020	2021	Change 2021 / 2020
Net interest income	397,015	384,057	383,394	447,669	433,780	441,721	426,106	478,032	+12.2%	1,612,135	1,779,638	+10.4%
Net fee income	81,770	67,170	67,421	85,452	82,698	82,631	94,239	94,052	-0.2%	301,814	353,619	+17.2%
Gains (losses) on financial transactions and other	10,853	76,628	35,003	5,316	19,479	26,231	11,153	13,672	+22.6%	127,801	70,535	-44.8%
Total revenue	**489,638**	**527,855**	**485,818**	**538,437**	**535,956**	**550,583**	**531,497**	**585,757**	**+10.2%**	**2,041,749**	**2,203,792**	**+7.9%**
Operating expenses	(204,237)	(205,998)	(203,043)	(198,727)	(205,743)	(211,816)	(208,503)	(219,346)	+5.2%	(812,006)	(845,408)	+4.1%
Net operating income	**285,401**	**321,857**	**282,775**	**339,710**	**330,213**	**338,767**	**322,993**	**366,411**	**+13.4%**	**1,229,743**	**1,358,384**	**+10.5%**
Net loan-loss provisions	(144,587)	(165,302)	(140,381)	(85,889)	(87,495)	(70,398)	(76,361)	(71,581)	-6.3%	(536,159)	(305,835)	-43.0%
Other gains (losses) and provisions	739	(1,905)	11,526	3,859	(1,155)	4,015	(4,609)	(12,242)	+165.6%	14,219	(13,991)	—
Underlying profit before tax	**141,553**	**154,650**	**153,920**	**257,680**	**241,563**	**272,384**	**242,024**	**282,588**	**+16.8%**	**707,803**	**1,038,558**	**+46.7%**
Underlying consolidated profit	**122,619**	**116,749**	**114,468**	**213,738**	**193,497**	**212,270**	**188,561**	**237,873**	**+26.2%**	**567,575**	**832,202**	**+46.6%**
Underlying attributable profit	**86,013**	**77,918**	**78,454**	**147,535**	**133,049**	**145,679**	**129,630**	**162,948**	**+25.7%**	**389,919**	**571,305**	**+46.5%**

Santander

103

104 Argentina (EUR mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 241 261 218 192 204 235 268 362 +35.0% 912 1,070 +17.3% Net fee income 76 56 70 71 74 87 110 149 +34.5% 273 420 +53.9% Gains (losses) on financial transactions and other 1 (8) (14) (36) (16) (22) (13) (47) +251.2% (57) (98) +70.4% Total revenue 318 310 274 226 262 301 365 464 +27.0% 1,128 1,393 +23.4% Operating expenses (186) (153) (152) (141) (171) (179) (204) (252) +23.2% (632) (805) +27.4% Net operating income 132 157 122 85 92 122 161 212 +31.9% 496 587 +18.5% Net loan-loss provisions (75) (57) (46) (48) (14) (35) (40) (52) +30.9% (226) (140) -37.9% Other gains (losses) and provisions (14) (18) (17) (22) (34) (31) (29) (42) +46.2% (70) (136) +93.6% Underlying profit before tax 44 82 59 15 44 57 92 118 +27.8% 200 311 +55.8% Underlying consolidated profit 34 75 52 18 46 63 73 94 +28.4% 180 275 +52.8% Underlying attributable profit 34 75 52 18 45 62 73 93 +28.4% 179 274 +53.0%

105 Argentina (Constant EUR mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 146 196 212 255 189 240 268 373 +39.4% 809 1,070 +32.2% Net fee income 46 44 65 87 69 89 110 153 +38.8% 242 420 +73.5% Gains (losses) on financial transactions and other 1 (5) (12) (35) (14) (22) (13) (47) +254.3% (51) (98) +92.1% Total revenue 193 235 266 307 244 306 364 478 +31.3% 1,001 1,393 +39.2% Operating expenses (113) (118) (147) (183) (158) (183) (204) (260) +27.6% (561) (805) +43.6% Net operating income 80 117 119 124 85 124 160 218 +36.1% 440 587 +33.5% Net loan-loss provisions (45) (45) (47) (64) (13) (34) (40) (53) +35.1% (201) (140) -30.0% Other gains (losses) and provisions (8) (13) (16) (25) (32) (32) (29) (44) +50.8% (62) (136) +118.3% Underlying profit before tax 26 59 57 35 41 57 92 121 +31.9% 177 311 +75.7% Underlying consolidated profit 21 54 50 35 42 64 73 97 +32.7% 160 275 +72.3% Underlying attributable profit 21 54 50 35 42 63 72 96 +32.7% 159 274 +72.5%

Argentina (ARS mn)

	Q1'20	Q2'20	Q3'20	Q4'20	Q1'21	Q2'21	Q3'21	Q4'21	Change Q4'21 / Q3'21	2020	2021	Change 2021 / 2020
Net interest income	16,991	22,846	24,646	29,613	22,035	27,866	31,122	43,387	+39.4%	94,096	124,410	+32.2%
Net fee income	5,327	5,132	7,611	10,109	7,977	10,342	12,802	17,770	+38.8%	28,179	48,891	+73.5%
Gains (losses) on financial transactions and other	89	(595)	(1,349)	(4,047)	(1,686)	(2,575)	(1,558)	(5,521)	+254.3%	(5,902)	(11,341)	+92.1%
Total revenue	**22,407**	**27,384**	**30,908**	**35,674**	**28,326**	**35,632**	**42,366**	**55,636**	**+31.3%**	**116,373**	**161,960**	**+39.2%**
Operating expenses	(13,112)	(13,756)	(17,093)	(21,259)	(18,420)	(21,246)	(23,720)	(30,259)	+27.6%	(65,219)	(93,646)	+43.6%
Net operating income	**9,295**	**13,628**	**13,815**	**14,416**	**9,906**	**14,386**	**18,646**	**25,377**	**+36.1%**	**51,154**	**68,314**	**+33.5%**
Net loan-loss provisions	(5,266)	(5,207)	(5,417)	(7,430)	(1,503)	(4,003)	(4,603)	(6,219)	+35.1%	(23,321)	(16,328)	-30.0%
Other gains (losses) and provisions	(953)	(1,546)	(1,821)	(2,933)	(3,691)	(3,717)	(3,358)	(5,064)	+50.8%	(7,252)	(15,831)	+118.3%
Underlying profit before tax	**3,076**	**6,875**	**6,578**	**4,052**	**4,711**	**6,666**	**10,685**	**14,094**	**+31.9%**	**20,581**	**36,155**	**+75.7%**
Underlying consolidated profit	**2,421**	**6,276**	**5,807**	**4,089**	**4,918**	**7,387**	**8,480**	**11,252**	**+32.7%**	**18,593**	**32,037**	**+72.3%**
Underlying attributable profit	**2,405**	**6,234**	**5,759**	**4,047**	**4,888**	**7,339**	**8,424**	**11,177**	**+32.7%**	**18,446**	**31,828**	**+72.5%**

Santander

106

107 Other South America (EUR mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 106 107 91 94 93 93 102 106 +3.6% 399 395 -1.0% Net fee income 40 34 40 43 41 46 45 46 +1.2% 158 179 +13.3% Gains (losses) on financial transactions and other 16 9 11 19 7 13 13 14 +9.2% 55 47 -14.0% Total revenue 162 149 143 157 141 152 161 166 +3.4% 611 620 +1.5% Operating expenses (72) (65) (70) (78) (90) (96) (101) (110) +8.8% (284) (397) +39.8% Net operating income 90 85 73 79 51 57 60 56 -5.9% 327 223 -31.7% Net loan-loss provisions (21) (27) (19) (20) (20) (19) (11) (4) -60.6% (86) (55) -36.3% Other gains (losses) and provisions (2) (2) 1 (0) (1) (1) (1) (4) +381.4% (3) (7) +89.5% Underlying profit before tax 67 55 55 59 30 37 47 48 +0.3% 238 162 -31.8% Underlying consolidated profit 52 43 43 45 14 21 30 28 -7.1% 183 92 -49.4% Underlying attributable profit 52 43 43 45 14 21 30 27 -9.5% 183 92 -49.7%

108 Other South America (Constant EUR mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 89 96 88 92 92 95 103 105 +1.8% 365 395 +8.0% Net fee income 35 31 39 42 41 47 45 45 -0.5% 147 179 +21.5% Gains (losses) on financial transactions and other 13 8 10 19 7 13 13 14 +6.6% 50 47 -5.6% Total revenue 137 136 137 152 140 154 162 164 +1.5% 562 620 +10.3% Operating expenses (62) (60) (68) (76) (89) (97) (101) (109) +7.7% (266) (397) +49.4% Net operating income 75 76 69 76 50 58 60 55 -8.8% 297 223 -24.6% Net loan-loss provisions (17) (24) (18) (19) (20) (19) (12) (4) -63.0% (79) (55) -30.6% Other gains (losses) and provisions (2) (2) 1 (0) (1) (1) (1) (4) +388.8% (3) (7) +97.9% Underlying profit before tax 56 49 52 57 29 38 48 47 -2.6% 214 162 -24.4% Underlying consolidated profit 44 38 40 43 13 22 30 27 -10.3% 165 92 -44.0% Underlying attributable profit 44 38 40 43 14 22 30 26 -12.7% 166 92 -44.3%

109 Digital Consumer Bank (EUR mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 1,088 1,054 1,048 1,073 1,056 1,075 1,077 1,074 -0.3% 4,263 4,281 +0.4% Net fee income 192 163 211 205 188 206 222 204 -7.8% 771 821 +6.4% Gains (losses) on financial transactions and other 11 (4) 50 74 59 21 71 86 +21.4% 132 237 +79.6% Total revenue 1,291 1,214 1,309 1,352 1,304 1,302 1,369 1,364 -0.4% 5,166 5,339 +3.3% Operating expenses (596) (552) (585) (596) (600) (613) (591) (600) +1.5% (2,329) (2,405) +3.3% Net operating income 695 662 724 756 703 689 778 764 -1.8% 2,837 2,934 +3.4% Net loan-loss provisions (331) (200) (222) (204) (166) (142) (141) (78) -44.4% (957) (527) -44.9% Other gains (losses) and provisions 40 23 (20) 6 (31) (45) (43) (74) +71.1% 49 (194) — Underlying profit before tax 404 485 482 558 506 502 594 611 +2.9% 1,929 2,213 +14.8% Underlying consolidated profit 297 356 357 424 372 371 462 474 +2.6% 1,433 1,678 +17.0% Underlying attributable profit 234 273 281 345 291 278 366 397 +8.5% 1,133 1,332 +17.6%

110 Digital Consumer Bank (Constant EUR mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 1,087 1,068 1,059 1,085 1,059 1,073 1,079 1,070 -0.8% 4,299 4,281 -0.4% Net fee income 192 164 211 205 189 206 222 204 -7.8% 772 821 +6.4% Gains (losses) on financial transactions and other 11 (3) 51 75 60 21 71 85 +20.5% 134 237 +77.1% Total revenue 1,290 1,228 1,320 1,365 1,307 1,301 1,371 1,359 -0.9% 5,205 5,339 +2.6% Operating expenses (595) (558) (589) (601) (601) (613) (592) (599) +1.1% (2,343) (2,405) +2.6% Net operating income 695 671 731 764 706 688 779 761 -2.4% 2,861 2,934 +2.5% Net loan-loss provisions (331) (202) (224) (209) (166) (142) (141) (78) -44.9% (966) (527) -45.5% Other gains (losses) and provisions 40 23 (20) 7 (31) (44) (43) (74) +71.4% 50 (194) — Underlying profit before tax 404 492 486 563 508 502 595 609 +2.4% 1,945 2,213 +13.8% Underlying consolidated profit 297 361 361 428 373 371 462 471 +2.0% 1,447 1,678 +15.9% Underlying attributable profit 234 279 284 349 293 278 366 395 +7.7% 1,146 1,332 +16.2%

111 Corporate Centre (EUR mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income (304) (354) (371) (345) (324) (355) (354) (357) +1.1% (1,374) (1,390) +1.2% Net fee income (9) (6) (11) (3) (5) (8) (2) (12) — (29) (28) -5.4% Gains (losses) on financial transactions and other 9 47 110 96 (41) (67) (60) 0 — 262 (168) — Total revenue (304) (313) (271) (252) (370) (430) (416) (370) -11.1% (1,141) (1,586) +38.9% Operating expenses (85) (82) (82) (80) (79) (81) (89) (97) +8.4% (329) (346) +5.2% Net operating income (389) (395) (353) (333) (449) (511) (505) (467) -7.6% (1,470) (1,931) +31.4% Net loan-loss provisions (3) (8) (16) (4) (154) (9) (6) 13 — (31) (155) +399.1% Other gains (losses) and provisions (20) (370) (12) (9) (33) (33) (43) (82) +92.8% (412) (190) -53.8% Underlying profit before tax (413) (773) (381) (345) (635) (553) (553) (535) -3.2% (1,912) (2,277) +19.0% Underlying consolidated profit (937) (188) (330) (389) (527) (534) (545) (429) -21.3% (1,844) (2,036) +10.4% Underlying attributable profit (1,031) (94) (330) (389) (527) (535) (545) (429) -21.3% (1,844) (2,037) +10.5%

112 Retail Banking (EUR mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 8,004 7,272 7,280 7,500 7,472 7,766 7,968 8,183 +2.7% 30,056 31,389 +4.4% Net fee income 2,058 1,536 1,707 1,685 1,709 1,753 1,746 1,801 +3.2% 6,987 7,010 +0.3% Gains (losses) on financial transactions and other 108 263 444 165 355 292 458 132 -71.1% 979 1,238 +26.4% Total revenue 10,171 9,071 9,431 9,349 9,536 9,811 10,173 10,117 -0.6% 38,022 39,636 +4.2% Operating expenses (4,632) (4,191) (4,183) (4,280) (4,157) (4,247) (4,336) (4,453) +2.7% (17,286) (17,194) -0.5% Net operating income 5,538 4,880 5,248 5,069 5,378 5,564 5,837 5,663 -3.0% 20,736 22,443 +8.2% Net loan-loss provisions (3,890) (2,862) (2,465) (2,415) (1,783) (1,726) (2,199) (1,406) -36.1% (11,632) (7,114) -38.8% Other gains (losses) and provisions (343) (219) (267) (409) (405) (463) (445) (752) +69.1% (1,238) (2,064) +66.8% Underlying profit before tax 1,306 1,799 2,516 2,246 3,190 3,375 3,194 3,506 +9.8% 7,866 13,265 +68.6% Underlying consolidated profit 873 1,242 1,633 1,594 2,143 2,318 2,288 2,464 +7.7% 5,342 9,213 +72.5% Underlying attributable profit 693 1,040 1,375 1,313 1,836 1,954 1,960 2,119 +8.1% 4,420 7,869 +78.0%

113 Retail Banking (Constant EUR mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 7,252 7,084 7,348 7,646 7,559 7,781 7,898 8,151 +3.2% 29,329 31,389 +7.0% Net fee income 1,845 1,501 1,709 1,705 1,727 1,753 1,726 1,803 +4.5% 6,759 7,010 +3.7% Gains (losses) on financial transactions and other 139 242 433 151 363 300 458 117 -74.5% 965 1,238 +28.3% Total revenue 9,236 8,827 9,490 9,501 9,649 9,834 10,082 10,071 -0.1% 37,053 39,636 +7.0% Operating expenses (4,272) (4,100) (4,219) (4,359) (4,193) (4,257) (4,308) (4,435) +3.0% (16,951) (17,193) +1.4% Net operating income 4,964 4,726 5,270 5,142 5,456 5,577 5,774 5,635 -2.4% 20,102 22,443 +11.6% Net loan-loss provisions (3,515) (2,757) (2,522) (2,484) (1,807) (1,723) (2,178) (1,406) -35.4% (11,278) (7,114) -36.9% Other gains (losses) and provisions (304) (216) (270) (421) (405) (464) (441) (754) +71.0% (1,210) (2,064) +70.6% Underlying profit before tax 1,145 1,753 2,479 2,237 3,244 3,390 3,155 3,475 +10.1% 7,614 13,265 +74.2% Underlying consolidated profit 777 1,216 1,619 1,592 2,174 2,331 2,267 2,441 +7.7% 5,204 9,213 +77.0% Underlying attributable profit 607 1,019 1,365 1,312 1,865 1,966 1,939 2,099 +8.2% 4,303 7,869 +82.9%

114 Corporate & Investment Banking (EUR mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 677 705 771 765 720 739 747 788 +5.4% 2,918 2,995 +2.6% Net fee income 402 405 360 375 466 434 435 416 -4.4% 1,542 1,750 +13.5% Gains (losses) on financial transactions and other 217 300 242 113 469 110 231 137 -40.7% 872 947 +8.6% Total revenue 1,297 1,410 1,373 1,253 1,655 1,283 1,414 1,341 -5.2% 5,332 5,692 +6.8% Operating expenses (528) (499) (488) (523) (526) (543) (574) (658) +14.7% (2,038) (2,301) +12.9% Net operating income 769 910 885 730 1,130 740 840 682 -18.8% 3,294 3,392 +3.0% Net loan-loss provisions (6) (239) (40) (185) (47) (21) (7) (55) — (470) (130) -72.3% Other gains (losses) and provisions (15) (28) (20) (72) (25) 31 (1) (16) — (135) (11) -92.2% Underlying profit before tax 748 644 825 472 1,058 750 832 611 -26.5% 2,689 3,251 +20.9% Underlying consolidated profit 528 465 585 339 740 534 587 454 -22.6% 1,916 2,314 +20.8% Underlying attributable profit 494 434 554 316 704 494 547 423 -22.6% 1,798 2,167 +20.6%

115 Corporate & Investment Banking (Constant EUR mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 609 677 768 778 724 742 742 788 +6.2% 2,832 2,995 +5.8% Net fee income 367 397 358 381 470 435 431 415 -3.8% 1,504 1,750 +16.4% Gains (losses) on financial transactions and other 182 271 251 128 471 107 229 140 -38.7% 832 947 +13.8% Total revenue 1,159 1,345 1,377 1,287 1,665 1,283 1,402 1,342 -4.2% 5,168 5,692 +10.1% Operating expenses (491) (489) (491) (530) (529) (545) (571) (656) +14.9% (2,001) (2,301) +15.0% Net operating income 667 856 886 758 1,136 739 831 686 -17.4% 3,167 3,392 +7.1% Net loan-loss provisions (5) (237) (42) (183) (47) (22) (7) (55) — (467) (130) -72.1% Other gains (losses) and provisions (14) (27) (20) (69) (25) 32 (1) (16) — (130) (11) -91.9% Underlying profit before tax 649 592 824 505 1,065 749 822 615 -25.1% 2,570 3,251 +26.5% Underlying consolidated profit 460 429 584 362 744 534 580 457 -21.3% 1,834 2,314 +26.2% Underlying attributable profit 432 400 553 338 707 494 541 425 -21.4% 1,722 2,167 +25.8%

116 Wealth Management & Insurance (EUR mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 109 93 92 100 88 91 96 100 +4.6% 394 375 -4.9% Net fee income 308 269 279 296 297 316 321 343 +6.8% 1,153 1,276 +10.7% Gains (losses) on financial transactions and other 133 99 102 149 117 113 199 87 -56.5% 483 515 +6.6% Total revenue 550 462 474 545 502 519 616 529 -14.0% 2,030 2,166 +6.7% Operating expenses (237) (212) (207) (216) (220) (227) (221) (234) +6.0% (872) (902) +3.5% Net operating income 313 250 266 329 281 293 395 295 -25.2% 1,159 1,264 +9.1% Net loan-loss provisions (6) (6) (11) (5) (5) (3) (6) (13) +117.6% (28) (27) -4.6% Other gains (losses) and provisions (1) (2) (3) 7 (3) (1) 16 (1) — 1 10 — Underlying profit before tax 307 242 252 331 273 288 405 281 -30.5% 1,132 1,247 +10.2% Underlying consolidated profit 232 186 193 249 206 218 300 219 -27.0% 860 943 +9.6% Underlying attributable profit 222 179 184 238 197 210 292 209 -28.5% 823 907 +10.3%

117 Wealth Management & Insurance (Constant EUR mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 101 89 93 102 89 92 95 99 +4.3% 385 375 -2.5% Net fee income 292 265 280 298 299 317 320 341 +6.7% 1,135 1,276 +12.5% Gains (losses) on financial transactions and other 122 98 103 150 117 112 198 87 -56.2% 473 515 +8.7% Total revenue 515 453 476 550 505 521 613 527 -14.0% 1,993 2,166 +8.7% Operating expenses (224) (208) (209) (218) (222) (228) (220) (232) +5.6% (858) (902) +5.2% Net operating income 291 245 267 332 283 293 393 295 -25.0% 1,135 1,264 +11.3% Net loan-loss provisions (6) (6) (11) (5) (5) (3) (6) (13) +117.4% (28) (27) -4.5% Other gains (losses) and provisions (1) (2) (3) 7 (3) (1) 16 (1) — 1 10 — Underlying profit before tax 285 237 253 333 274 289 403 281 -30.4% 1,108 1,247 +12.6% Underlying consolidated profit 215 182 193 251 207 219 299 219 -26.9% 841 943 +12.1% Underlying attributable profit 205 175 185 240 198 210 291 208 -28.4% 805 907 +12.7%

118 PagoNxt (EUR mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 0 (1) 0 (0) (1) (1) 0 3 — (1) 1 — Net fee income 94 78 88 103 81 127 141 144 +2.7% 362 493 +36.3% Gains (losses) on financial transactions and other 7 (3) (8) (2) (14) (4) 4 14 +265.9% (5) 0 — Total revenue 101 75 81 100 67 123 144 161 +11.5% 356 495 +38.9% Operating expenses (95) (92) (113) (142) (136) (162) (181) (194) +7.4% (443) (673) +52.0% Net operating income 5 (18) (33) (42) (69) (40) (36) (33) -9.1% (86) (178) +106.3% Net loan-loss provisions (4) (3) (3) (2) (2) (2) (2) (3) +36.9% (12) (10) -16.5% Other gains (losses) and provisions 7 (6) (1) (2) (2) (3) (34) 1 — (3) (38) — Underlying profit before tax 8 (26) (37) (46) (73) (45) (73) (35) -51.7% (101) (227) +124.3% Underlying consolidated profit (1) (27) (34) (55) (72) (56) (79) (44) -43.7% (117) (251) +114.3% Underlying attributable profit (1) (27) (33) (55) (72) (56) (79) (47) -41.0% (116) (253) +117.9%

119 PagoNxt (Constant EUR mn) Change Change Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q4'21 / Q3'21 2020 2021 2021 / 2020 Net interest income 0 (0) 0 (0) (1) (1) 0 3 — (0) 1 — Net fee income 76 75 88 103 83 128 138 144 +4.6% 343 493 +43.9% Gains (losses) on financial transactions and other 7 (3) (7) (2) (14) (3) 4 14 +263.9% (5) 0 — Total revenue 83 72 81 101 68 123 142 161 +13.5% 338 495 +46.6% Operating expenses (85) (89) (113) (142) (137) (162) (179) (194) +8.4% (429) (673) +57.0% Net operating income (1) (17) (31) (41) (68) (39) (37) (33) -10.7% (91) (178) +95.5% Net loan-loss provisions (3) (3) (3) (2) (2) (2) (2) (3) +42.1% (11) (10) -9.5% Other gains (losses) and provisions 5 (5) (1) (2) (2) (3) (34) 1 — (3) (38) — Underlying profit before tax 1 (25) (35) (45) (72) (45) (74) (36) -51.9% (105) (227) +115.6% Underlying consolidated profit (5) (27) (33) (55) (72) (55) (79) (45) -43.8% (119) (251) +110.3% Underlying attributable profit (5) (26) (32) (54) (71) (55) (79) (47) -41.1% (118) (253) +113.9%

120 Appendix Other countries and Corporate Centre Balance sheet and capital management Yield on loans and cost of deposits Responsible banking NPL and coverage ratios and cost of credit Quarterly income statements Glossary

121 Glossary - Acronyms ❑ ALCO: Assets and Liabilities Committee ❑ AT1: Additional Tier 1 ❑ AuM: Assets under Management ❑ BFG: Deposit Guarantee Fund in Poland ❑ bn: Billion ❑ BNPL: Buy Now Pay Later ❑ Bps: basis points ❑ CAGR: Compound anual growth rate ❑ CET1: Common equity tier 1 ❑ CIB: Corporate & Investment Bank ❑ CoR: Cost of credit / cost of risk ❑ Covid-19: Coronavirus Disease 19 ❑ DCB: Digital Consumer Banks ❑ DGF: Deposit guarantee fund ❑ DPS: Dividend per share ❑ HQLA: High quality liquid asset ❑ FL: Fully-loaded ❑ FX: Foreign exchange ❑ EPS: Earning per share ❑ ESG: Environmental, social and governance ❑ FY: Full year ❑ HTC&S: Held to collect and sell ❑ IFRS 9: International Financial Reporting Standard 9, regarding financial instruments ❑ LLPs: Loan-loss provisions ❑ M/LT: Medium- and long-term ❑ MKS: Market share ❑ mn: million ❑ MREL: Minimum requirement for eligible liabilities ❑ NII: Net interest income ❑ NIM: Net interest margin ❑ NPL: Non-performing loans ❑ NPS: Net promoter score ❑ PBT: Profit before tax ❑ P&L: Profit and loss ❑ PoS: Point of Sale ❑ Pp: percentage points ❑ PPP: Pre-provision profit ❑ QoQ: Quarter-on-Quarter ❑ Repos: Repurchase agreements ❑ RoRWA: Return on risk-weighted assets ❑ RoTE: Return on tangible equity ❑ RWA: Risk-weighted assets ❑ SAM: Santander Asset Management ❑ SBNA: Santander Bank NA ❑ SCIB: Santander Corporate & Investment Banking ❑ SC USA: Santander Consumer USA ❑ SME: Small and Medium Enterprises ❑ SRF: Single Resolution Fund ❑ ST: Short term ❑ T1/T2: Tier 1 / Tier 2 ❑ TLAC: Total loss absorbing capacity ❑ TNAVps: Tangible net asset value ❑ trn: Trillion ❑ Trx: Transactions ❑ UX: User experience ❑ YoY: Year-on-Year ❑ YTD: Year to date ❑ WM&I: Wealth Management & Insurance

122 Glossary - Definitions Notes: The averages for the RoTE and RoRWA denominators are calculated using13 months from December to December. For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoE and RoTE is the annualized underlying attributable profit to which said results are added without annualizing. For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoA and RoRWA is the annualized underlying consolidated profit, to which said results are added without annualizing. The risk weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation). PROFITABILITY AND EFFICIENCY ✓ RoTE: Return on tangible capital: Group attributable profit / average of: net equity (excluding minority interests) – intangible assets (including goodwill) ✓ RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets ✓ Efficiency: Operating expenses / total income. Operating expenses defined as general administrative expenses + amortisations VOLUMES ✓ Loans: Gross loans and advances to customers (excl. reverse repos) ✓ Customer funds: Customer deposits excluding repos + marketed mutual funds CREDIT RISK ✓ NPL ratio: Credit impaired loans and advances to customers, customer guarantees and customer commitments granted / Total risk. Total risk is defined as: Total loans and advances and guarantees to customers (including credit impaired assets) + contingent liabilities granted that are credit impaired ✓ Total coverage ratio: Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted / Credit impaired loans and advances to customers, customer guarantees and customer commitments granted ✓ Cost of credit: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months CAPITALIZATION ✓ Tangible net asset value per share – TNAVps: Tangible stockholders' equity / number of shares (excluding treasury shares). Tangible stockholders' equity calculated as shareholders equity + accumulated other comprehensive income - intangible assets DIGITAL ✓ Digital customers: every physical or legal person, that, being part of a commercial bank, has logged in its personal area of internet banking or mobile phone or both in the last 30 days ✓ Transactions monetary & voluntary: customer interaction through mobile or internet banking which resulted in a change of balance. ATM transactions are not included ✓ Digital sales: percentage of new contracts executed through digital channels during the period. Digital sales as % of total sales

Our purpose is to help people and businesses prosper. Our culture is based on believing that everything we do should be: Thank You.

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    2 February 2022 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer